BIGLARI HOLDINGS INC.

2022 ANNUAL REPORT

Dear Shareholders of Biglari Holdings Inc.:

We view Biglari Holdings as a museum of businesses — an eclectic collection of controlled and noncontrolled enterprises. Because we are collectors of businesses, as opposed to collectors of art, our central interest lies in owning productive assets. We endeavor to build upon this collection with companies possessing excellent economics, operated by exceptional management. The art we practice is that of collecting and building businesses. Andy Warhol captured the essence of our sentiment when he wrote, "[M]aking money is art and working is art and good business is the best art."

The history of Biglari Holdings has been an entrepreneurial journey of corporate growth through business combination. Once we gained control of Steak n Shake in 2008, the restaurant chain became the nucleus of Biglari Holdings. In due course, Steak n Shake's burgeoning trove of liquid assets allowed us to carry out our acquisition strategy. Over the years, we added Western Sizzlin Corporation, Maxim Inc., First Guard Insurance Company, Southern Oil Company, Southern Pioneer Property & Casualty Insurance Company, and, most recently, Abraxas Petroleum Corporation, listed in order of acquisition. In 2022, Biglari Holdings garnered pre-tax operating earnings of $36.3 million from its seven first-line businesses.

Our catalogue of products — ranging from burgers to barrels — share the common characteristic of generating cash because they are wanted or needed by our customers. Our subsidiary businesses send us the money they earn after meeting their capital requirements. Cash is cash, whether derived from the operation of restaurants or oil wells. Such a perspective transforms every enterprise into an economic equivalent, as measured on the basis of its intrinsic value.[1] Biglari Holdings' principal objective is to maximize its per-share intrinsic value.

Behind our corporate configuration lies not some inscrutable intention but an alertness to opportunity, resulting in capital deployment across multiple industries. If Biglari Holdings is the wheel, the parent company is its hub and the subsidiary businesses its spokes. When a major acquisition is made in one of our established areas — insurance, oil and gas, or restaurants — that spoke is reinforced, while a new spoke is added when we enter a new industry. We possess a readiness to enter almost any industry, provided we can obtain the right business, the right people, and the right price.

The quest to develop a multi-industry corporation is unpopular in many quarters. Yet we concern ourselves with profits rather than popularity. An acquisitive corporation devoted to one field alone will invariably find limited options within its domain, and usually at unattractive valuations. By adopting the unorthodoxy of a diversified corporation, we are able to efficiently move capital wherever and whenever it makes the most economic sense. We do not shrink the universe of acquisition possibilities through the arbitrary roadmaps of tradition or convention; nor do we let such dictates circumscribe our actions. Rather, our limitations are based solely on our ability to evaluate the future economics of a potential business purchase. Powered by opportunism, our capital allocation vehicle undertakes acquisitions in an effort to advance per-share value.

To build its collection of companies, Biglari Holdings combines decentralized operations with centralized financial decision-making. The operating businesses we have acquired — such as First Guard and Southern Pioneer — are overseen today by the very families responsible for their creation. By granting an unusual degree of managerial autonomy, avoiding involvement in the day-to-day matters of the subsidiaries, we preserve the entrepreneurial spirit. The main area we assume responsibility for is capital allocation, which is managed exclusively by your Chairman. In carrying out my duties, I employ neither analysts nor advisors in the evaluation of acquisitions or investments. We seek to benefit from economies of

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[1]Intrinsic value is measured by taking all future cash flows into and out of the business and discounting the net figures at an appropriate interest rate.

scale while sidestepping the diseconomies of scale that arise from unnecessary corporate bureaucracy. It is a system in pursuit of ever greater expansion, with the added benefit of swift decision-making regarding acquisitions. After all, sellers love a buyer who can move fast.

When assessing capital allocation opportunities, in the main we seek full ownership, but partial ownership of businesses via the stock market often offers uncommon value vis-à-vis negotiated transactions for entire businesses. Because of our attitude toward equity markets, viewing stocks as ownership interests in businesses, our range of investment options is magnified exponentially. The world is our market.

Despite the powerful structural advantages we enjoy, our corporate form alone is insufficient to achieve our objectives; it merely sets the stage for business and investment activity. We must deploy capital *intelligently*. Of course, our search is aided by maximizing the number of competing opportunities within which our capital will find its home. Over the years, we have built a reservoir of knowledge in evaluating different kinds of businesses and marketable securities. Our opportunistic expansion into an array of businesses has accounted for much of our progress to date. Time and again, flexibility with respect to capital allocation has proved to be one of our greatest strengths.

As a consequence of our seizing remunerative business and investment opportunities over the past fourteen years, Biglari Holdings' cash and investments grew from $1.6 million to $490.0 million — even while allocating funds toward the acquisition of businesses. The tabulation below shows the year-by-year development of cash and investments. The third column represents our interests in two affiliated investment partnerships, The Lion Fund, L.P., and The Lion Fund II, L.P., which throughout this letter will be referred to as The Lion Fund.

(In Millions)

	Cash and Cash Equivalents	Marketable Securities	The Lion Fund	Total Investments
2008	$ 1.6	$ –	$ –	$ 1.6
2009	51.4	3.0	–	54.4
2010	47.6	32.5	38.6	118.7
2011	99.0	115.3	38.5	252.8
2012	60.4	269.9	48.3	378.6
2013	94.6	85.5	455.3	635.4
2014	124.3	21.5	620.8	766.6
2015	56.5	23.8	734.7	815.0
2016	75.8	26.8	972.7	1,075.3
2017	58.6	27.7	925.3	1,011.6
2018	48.6	38.3	715.1	802.0
2019	67.8	44.9	666.1	778.8
2020	24.5	94.9	590.9	710.3
2021	42.3	83.1	474.2	599.6
2022	37.5	69.5	383.0	490.0

Notes: Data are for calendar years with these exceptions: 2008 ended on July 2, 2008; 2009 through 2014 ended on the last Wednesday in September.
Biglari Holdings' investments in The Lion Fund, L.P., and The Lion Fund II, L.P., do not include other limited partners' interests.

Biglari Holdings' operations are diverse and its capital structure sound, factors that ground the company and engender ample margins of safety. Indeed, one of the most durable advantages of associating with Biglari Holdings is its capital strength. The conservative principles guiding the corporation are what make it resilient in difficult economic environments. Phil Cooley, Vice Chairman of Biglari Holdings, and

I have observed far too much insouciance among managers when it comes to corporate debt — to the detriment of their stockholders, as adverse conditions inevitably arise. A prepared mind, backed by a rock-solid balance sheet, positions us to be aggressive when others are mired in apprehension.

When assessing the corporation's capital structure, it is important to keep in mind that since 2015 The Lion Fund has allocated more than $300 million to purchase the company's stock.

As postulated in last year's report, if The Lion Fund distributed the shares of Biglari Holdings it owns to its limited partners, the corporation's shares outstanding would be reduced to 292,196 Class A equivalents (as opposed to the 620,592 shares outstanding) at year-end.[2] Correspondingly, the value of total investments would be adjusted to $262.7 million, which is the carrying value as opposed to the fair value ($490.0 million) presented in the preceding table. (The difference between fair value and carrying value is the sum of Biglari Holdings stock owned by the corporation through The Lion Fund.) Continuing this approach in regard to share count, which adheres to generally accepted accounting principles, at year-end 2022, the per-share book value of our Class A stock was $1,872. Our per-share book value declined 3.2% in 2022, outstripping the performance of the S&P 500 Index by 14.9 percentage points. What matters, however, is not per-share net worth but per-share intrinsic value, with the latter's advancement measured against the performance of the S&P 500.

The two quantitative figures that we believe are critical for evaluating the company are its investments and its operating businesses. It is as if Biglari Holdings were split in two, with one side holding the corporation's investments (cash, marketable securities, and investments in The Lion Fund) and the other its operating businesses, where all interest and corporate expenses are incurred. To calculate pre-tax operating earnings per share, we exclude the dividends, interest, and capital gains produced by our investments.

	Investments Per Share	Pre-tax Operating Earnings Per Share
2008	$ 4	$ (82.07)
2021	1,236	76.31
2022	899	117.23
Annual Growth Rate, 2008-2022	45.3%	N.A.
One-Year Growth Rate, 2021-2022	(27.3)%	53.6%

In 2022, our investments per share decreased by 27.3% to $899, and our pre-tax operating earnings per share from businesses other than investments increased 53.6% to $117.23. The decrease in investments per share is mostly the result of shifting capital to acquire Abraxas Petroleum but is also due to the performance of our investments. Since 2008, our compounded annual increase in investments per share has been 45.3%, a figure distorted by the initial measurement period. Then again, the cash at the start does represent the liquid assets we had to work with at the time. On a per-share basis, the company had just $4 of cash and $63 of debt at the fiscal quarter-end prior to August 5, 2008, the date we took control.

Biglari Holdings, born as a company with all its capital tied to a moribund restaurant chain, has transformed itself into a multifaceted enterprise. We started with a restaurant base that was generating operating losses and had a great deal more debt than cash. Over the ensuing fourteen years, we have acquired six businesses through negotiated transactions, paid in cash, and allocated funds toward investments. At year-end, the corporation carried just $10 million of debt, or $34 per share. Phil and I will do our best to achieve satisfactory growth in both operations and investments, as measured in decades and on a per-share basis.

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[2]All per-share figures used in this report apply to Biglari Holdings' A shares. The B shares have an economic interest equal to 1/5th that of the A shares.

Investments

By the end of 2022, total investments (cash, marketable securities, and Biglari Holdings' investments in The Lion Fund) amounted to $490.0 million; most of that sum came from investment profits. Our investment activities are largely conducted through The Lion Fund, whose origin dates from the year 2000 when I founded it.

The following table shows our unaffiliated marketable equity holdings with a market value of more than $50 million at year-end. The number of shares represents the sum of The Lion Fund's common stock investments plus those held by Biglari Holdings and its subsidiaries.

		(In 000's)
Shares	**Company**	**Market Value**
2,055,141	Cracker Barrel Old Country Stores, Inc.	$194,704
360,000	Ferrari N.V.	77,106
1,041,461	Jack in the Box Inc.	71,059

As indicated in the table above, at year-end our largest common stock holding was Cracker Barrel Old Country Store, Inc. We originally purchased 4,737,794 shares of Cracker Barrel for $241.1 million from May 2011 through December 2012, with a dollar-weighted purchase date of December 2011. Between 2018 and 2019, The Lion Fund reduced its holding in Cracker Barrel to 2,000,000 shares. In March 2020, however, Biglari Holdings purchased an additional 55,141 shares for its insurance subsidiaries. All in all, we now control 9.3% of Cracker Barrel's outstanding stock at an average cost per share of $51.25. Our income from Cracker Barrel dividends alone was $10.7 million last year. Our 9.3% interest in Cracker Barrel is tantamount to owning 100% of a restaurant and retail chain generating about $300 million in annual revenue.

From 2011 through year-end 2022, we received proceeds of $471.1 million from the sale of Cracker Barrel stock, $238.1 million in dividends and derivative gains, plus we held a remaining stake of $194.7 million in market value. In sum, over an eleven-year period, our investment in Cracker Barrel of $245.5 million turned into $903.9 million in value.

Although we now own two new marketable stocks of note, we continue to concentrate our holdings. Our practice is value-oriented, long-term, and devoid of unnecessary diversification. The vicissitudes inherent in shareholding, combined with our policy of concentration, has had a great year-to-year effect on our net worth. At year-end, our three major investment holdings — Cracker Barrel, Ferrari, and Jack in the Box — had a market value of $342.9 million. Adjusted for the corporation's weighted 89.1% interest in its investment partnerships, these three securities represented about 56% of the net worth of Biglari Holdings.

We regard noncontrolled positions in stocks as akin to the minority ownership of private businesses for which no market quotation exists. Continuing this conceptual framework, our attention is on long-term business performance, not short-term stock performance. Over the long run, per-share business value and stock price will meet at nearly the same place.

Because entering and exiting marketable securities can be done with such ease, equity participants often engage in a miasma of speculation. Those who place an emphasis on the short term create exploitable possibilities for long-term investors since (1) value is the determining factor in the long run and (2) deviations in price from value are self-correcting over time.

It is also not uncommon for our recent purchases to remain lackluster in stock performance for a period of time — a circumstance we welcome, for declining prices may give us an opportunity to increase our economic interests. Because of the factors that led to the undervaluation, it may take considerable time for their reappraisal in the market. Besides, we seldom venture into possibilities where the sun shines. But when the clouds eventually lift, prices blossom.

Biglari Holdings had a $383.0 million investment in The Lion Fund at the end of 2022. In addition, the corporation had $69.5 million in marketable securities outside the partnerships. To be sure, there are disadvantages for a corporation that holds minority interests in other corporations, *inter alia*, the tax expense. But the tax disadvantage is more than offset by the advantages of the stock market, which occasionally serves up partial ownership interests in excellent enterprises, at reasonable — or preferably, unreasonably low — valuations.

Naturally, if Biglari Holdings and The Lion Fund do not sell their appreciated securities, a factor emerges that will mitigate the disadvantage of our corporate form. The company's investments, including those made through affiliated partnerships and subsidiaries, exclude deferred income taxes on unrealized gains. As is evident in Biglari Holdings' financial statements, we would owe taxes of $23.4 million if all investments were sold at year-end values. The tax liability, we regard, is tantamount to an interest-free loan from the government for the company's benefit. We are gaining the upside of leverage without its associated downside. Hence, we control $23.4 million more in assets funded by liabilities carrying no cost, no covenants, and no maturity date — except the loan must be paid as assets are sold. Plainly, the character of deferred tax liabilities is a source of value.

Our overall investment gains have provided us with the funding necessary to make acquisitions when opportunities have presented themselves.

Abraxas Petroleum Corporation

We struck oil — again! Our only business acquisition of 2022 was the $80 million purchase of a controlling interest in Abraxas Petroleum. Specifically, we bought preferred stock, which was subsequently exchanged for common stock representing 90% ownership of the company.

The preferred-stock structure was negotiated between the company and its former lender, Angelo Gordon & Co., an investment group that had later determined to divest itself of its fossil fuel holdings. I sent Angelo Gordon a one-page letter on September 5, and nine days later we closed on the transaction. We were able to purchase the preferred stock from the firm in large part because we proceeded faster than any other suitor.

Abraxas Petroleum is a producer of oil and gas that operates in the Permian Basin of West Texas. I have followed the company, headquartered in San Antonio, for nearly a quarter century. As was the case with Southern Oil, large capital expenditures were made at Abraxas Petroleum prior to our arrival. The company also shares the distinguishing characteristic of owning producing wells that should more than cover our acquisition cost.

Operating Businesses

Biglari Holdings has seven major controlled businesses: Steak n Shake, Western Sizzlin, Maxim, First Guard, Southern Oil, Southern Pioneer, and Abraxas Petroleum. Every time we add a new business, a new source of cash is created for the holding company. Or in the words of the singular Benjamin Franklin, "Money can beget money, and its offspring can beget more, and so on."

Our seven constituent businesses are all high-grade operations, and that is a credit to the people who run them. All the progress these businesses have achieved springs from human effort.

To better convey the performance of the entire corporation, we have rearranged the consolidated data to reflect the way Phil and I think about Biglari Holdings' disparate businesses. The following table exhibits a breakdown of our earnings. Naturally, the total net earnings shown in the table conform to those in our audited financial statements.

	(In 000's)	
	2022	**2021**
Operating Earnings:		
Restaurant Operations:		
Steak n Shake	$ 11,478	$ 13,524
Western Sizzlin	1,484	931
Insurance Operations:		
Underwriting—First Guard	6,578	10,573
Underwriting—Southern Pioneer	(1,277)	1,744
Investment Income and Other	4,603	2,118
Oil and Gas Operations:		
Abraxas Petroleum*	652	—
Southern Oil	24,539	9,713
Maxim	1,760	814
Corporate and Other	(13,099)	(13,383)
Interest Expense	(399)	(1,121)
Operating Earnings Before Taxes	36,319	24,913
Income Taxes and Noncontrolling Interests	(8,694)	(3,166)
Net Operating Earnings	27,625	21,747
Investment Gains/Losses**	(59,643)	13,731
Total Net Earnings	$(32,018)	$ 35,478

From the date of acquisition, September 14, 2022.

**Investment gains/losses are reported on an after-tax basis and include realized real estate gains and unrealized gains and losses arising from changes in market prices on investments in equity securities as well as changes in the value of The Lion Fund partnerships.

Our reported earnings are materially affected by the volatility in the carrying value of The Lion Fund and other investments. Yet we are indifferent to variability in reported earnings triggered by the accounting of these investments. Of course, over the very long term, profits from investments and profits from operations are equally important. However, yearly fluctuation in the value of investments makes those figures meaningless for analytical purposes. As such, the vagaries of our investment performance obscure our operating performance. To correct the resultant distortions in our earnings figures, we simply separate changes in investment values from the earnings of the operating businesses when we report Biglari Holdings' results.

In 2022, the corporation had net operating earnings of $27.6 million. In 2023, we expect our seven business units to generate substantial cash with no need for obligatory reinvestment, which will be available for the purchase of new businesses. It is our policy that every subsidiary must hold the prospect of generating long-term earnings for it to remain a permanent constituent of Biglari Holdings.

To fully assess the economic performance of the corporation, the logical approach for shareholders to take is to review the performance of each major operating subsidiary.

Restaurant Operations

Our restaurant operations consist of Steak n Shake and Western Sizzlin for a combined 545 units. However, their business models differ. Steak n Shake, with 506 locations, is primarily engaged in company-operated and nonconventional franchise restaurants. Western Sizzlin, on the other hand, is a traditional royalty-based franchise business, with 39 units — all but 3 are franchisee-run.

Western Sizzlin Corporation

Western Sizzlin had nearly 140 restaurants when Phil and I took control of the company in March 2006. With just 39 units today, we have therefore presided over a 70% reduction in the number of restaurants. The same year Phil and I took over Western Sizzlin, one of its competitors, Buffets, Inc., acquired Ryan's Restaurant Group to become the nation's largest buffet restaurant chain at the time. With a combined 675 restaurants, Buffets, Inc., was nearly five times bigger than Western Sizzlin in unit count. Over the past 16 years, Buffets has filed Chapter 11 bankruptcy four times — a.k.a. Chapter 44 — and as a consequence Western Sizzlin is now about ten times bigger than Buffets in unit count. But the most notable difference between the two companies is that ours has generated considerable wealth for its owners over the same period. Between 2006 and 2010, Western Sizzlin shareholders earned a satisfactory return, as have Biglari Holdings shareholders since the acquisition.

Nearly 13 years ago, on March 30, 2010, Biglari Holdings purchased Western Sizzlin for a net purchase price of $21.7 million, which included $2 million of marketable securities and undeveloped real estate that today would command a multiple of its $3.8 million purchase price. Since then, Western Sizzlin has sent $28.0 million in cash to its parent company, Biglari Holdings. Furthermore, Western Sizzlin continues to produce dependable cash for the holding company.

Our strategy runs counter to the convention that a corporation must reinvest money where it was earned. Most managers sitting in our seats would not have done what we did: take Western Sizzlin's restaurant earnings and deploy them in unrelated but more productive investments. The flexibility with which we can move capital based on opportunity demonstrates an essential advantage of our holding company. Our experience with Western Sizzlin underscores the proviso that a declining business can remain a good investment if rationality guides capital allocation. Of course, the success of any sound idea is only as good as its execution. The individual responsible for Western Sizzlin's cash generation is Robyn Mabe, the company's CEO. She started in the accounting department back in 1993 and has done a sensational job in every position she has held. We are lucky to have Robyn.

Steak n Shake Inc.

When present management took control of Steak n Shake in August 2008, it was during an economic tsunami in global markets. And it felt like we had just become captain of the *Titanic*. We had only $1.6 million of cash on hand, debt of $27 million, and losses of approximately $100,000 *per day*. As that tsunami's wake demolished other restaurant companies, we were able to turn the business around, and by the end of 2009 we were generating $100,000 per day. Details of the turnaround are covered in prior letters.

Steak n Shake has gone through both a turnaround (2008-2009) and a transformation (2018-2020) in our fourteen years of ownership. A turnaround is when a failing company is able to succeed again by restoring what it had once done successfully. A transformation is when a company alters its business model in response to major shifts in its industry.

Despite starting with a shaky foundation, from 2009 through 2017 Steak n Shake managed to produce aggregate pre-tax operating earnings before corporate interest of $266 million. But in 2018,

Steak n Shake was back to registering losses, which eventually led to an aggregate pre-tax loss of 33.8 million by the end of 2020. So we radically transformed the business model to avert ruinous losses. Starting in 2021, the company became profitable once again.

Here is a recap of the company's performance since fiscal 2008.

(Dollars in 000's)

	Operating Earnings	Number of Company-Operated Units	Number of Franchise Partner Units	Number of Traditional Franchise Units	Total Number of Units
2008	$(30,754)	423	–	75	498
2009	11,473	412	–	73	485
2010	38,316	412	–	71	483
2011	41,247	413	–	76	489
2012	45,622	414	–	83	497
2013	28,376	415	–	104	519
2014	26,494	416	–	124	540
2015	39,749	417	–	144	561
2016	34,717	417	–	173	590
2017	431	415	–	200	615
2018	(10,657)	411	2	213	626
2019	(18,575)	368	29	213	610
2020	(4,587)	276	86	194	556
2021	13,524	199	159	178	536
2022	11,478	177	175	154	506

Notes: Data are for calendar years with these exceptions: 2008 through 2014 ended on the last Wednesday in September.

In 2022, Steak n Shake produced pre-tax operating earnings of $11.5 million. However, Steak n Shake is not yet earning a return commensurate with the capital employed in the business. Its accounting net worth is around $194 million, but we expect this figure to decline to about $150 million as we distribute cash and reduce our investment in fixed assets. Our goal is to achieve a minimum pre-tax cash return on capital of 20% per annum.

Before our transformation, Steak n Shake was an old buggy-whip restaurant company. Its original business model did not work in the modern era. The company suffered from labor-intensive table service combined with outmoded kitchen equipment in its production line. Thus, we made the decision to eliminate Steak n Shake's table service in 2020, after offering it for 86 years.

The capital outlay needed to transform the business was approximately $50 million. The expenditures included remodeling the interior of the restaurant, introducing a new point-of-sale system, and installing self-order kiosks. The heavy commitment to capital improvements is behind us. If we had not invested in innovation, our competitors would have retained their advantage.

For the past few years, customers in the dining room have ordered at a kiosk rather than at a counter or with a server. Overwhelmingly, our customers have embraced the seamlessness of the experience. Our transformation is a textbook case of adjusting the business model rather than accepting fate.

Converting our operation from a full-service to a self-service format has led to a boost in per-restaurant productivity. Under the old model, annual sales per employee, measured on a full-time-equivalent basis, were about $64,000; now they are nearly $131,000. The resultant cost savings have largely been passed on to customers through low prices, and to associates through higher wages. We are following Henry Ford's dictum: "There is one rule for industrialists and that is: Make the best quality of goods possible at the lowest cost possible, paying the highest wages possible."

The gain in productivity has allowed us to increase per-hour wages by over 70% since 2019. We are no longer the minimum-wage employer in our category. Phil and I shun the outmoded notion that the restaurant industry's success depends on a reservoir of inefficient but cheap labor. Even as inflation has besieged the industry, Steak n Shake is committed to making efficient use of talented staff while pursuing the designation of *maximum*-wage employer in its respective communities. Although our self-service model has led to productivity gains, we have made a conscious decision to enhance meaningful interactions with our guests through the addition of hospitality hosts.

Paying the best, attracting the best, retaining the best, and giving the best to our customers is our formula. We take care of our people, they in turn take care of the customer, and the results take care of themselves. And the *right* people are Steak n Shake's most important asset. Our aim is to be the most productive, hospitable restaurant company in the industry.

Only exemplary leadership in a restaurant can create an environment where customers are served in a warm, caring, and hospitable manner. To achieve our goal, we are building a culture of ownership at the unit level. For operators to think and act like owners, we believe they must be owners. We are becoming a company of owners, changing the culture of the organization in our quest for service excellence. We now have more units operated by franchise owners than we do units operated by the company. Eventually, we expect to place all units in the hands of owner-operators.

Steak n Shake's franchise partnership program, launched a little over four years ago, is succeeding. It is important to review how the program works, because it is not the typical arrangement. Our franchise partner agreement stipulates that the franchisee make an upfront investment totaling $10,000, a modest figure for the opportunity. Because of our significant investment in the business, including the construction of the restaurant and its equipment, we assess a fee of up to 15% of sales as well as 50% of profits. We generate most of our revenue from our share of the profits. It is worth noting that with company-operated units transitioning to franchise ownership, Steak n Shake will appear to be a much smaller company than before from a revenue perspective but not from a profit perspective. Accounting convention dictates that in company-operated units, sales to the end customer are recorded as revenue; but for franchise partner units, only our share of the restaurants' profits, along with certain fees, are recorded as revenue.

The franchise partnership system resembles a federation of legally and administratively separate enterprises. Our single-unit franchise partners display a consummate commitment to their respective restaurants. Absentee ownership is neither desired nor permitted. Our partners are responsible for managing the day-to-day operations of their restaurant, setting wages, and building their business one customer at a time.

Under this franchise arrangement, an owner-operator is able to earn considerable sums, which is the way we want it. Over the last three years, the average franchise partner made about $137,000 per annum, which was more than the average accountant, architect, or engineer in America earned. Doubtless, a good number of our partners will become millionaires. But make no mistake: We are not minting millionaires but are merely providing the means — they are earning every penny.

By year-end 2022, we had converted 175 company-operated units into single-unit franchise partnerships, a net increase of 16 partners from the prior year. We launched the program in late 2018, and by the end of that year, we had just two partners. Our rate of conversion slowed in 2022, which was intentional to ensure our high standards were not compromised. This franchise opportunity cannot be purchased, only earned. Our program is designed for those long on ability but short on capital.

Ingenuity is the hallmark of business. Our franchise partnership system is the story of enterprising men and women who meet the challenge of delivering the gold standard in service with determination and optimism. We will grow franchise partnerships on the basis of cooperation: recruiting self-starters and letting them operate with a minimum of bureaucratic rules. Although we set the standards, the authority to make operating decisions must remain in the field, rather than emanate from Steak n Shake's headquarters.

In addition to our nontraditional franchise partnership program, we also have a traditional franchise business, which is our means of growing unit count. This segment allows us to grow without a major capital outlay. Here, the funding necessary to expand the brand is borne by third parties. The noncapital-intensive strategy of traditional franchising generates high-return, annuity-like cash flows. As such, it is a business that not only produces cash instead of consuming it but concomitantly reduces operating risk. Despite the reduction of traditional franchise units in recent years, this segment of our business remains a prodigious cash generator. Between 2010 and 2015, we invested substantial sums to advance our traditional franchise business. Displayed below are the number of franchise units and the revenue derived from them.

(Dollars in 000's)

	Franchise Royalties and Other Fees (A)	Franchise Marketing Contributions (B)	Franchise Revenue (A) + (B)	Number of Franchise Units
2010*	$ 4,316	$ 6,516	$10,832	71
2022	11,246	6,386	17,632	154
Gain...................	$ 6,930	$ (130)	$ 6,800	83

*Franchise royalties and other fees have been adjusted to reflect the Accounting Standards Codification Topic 606 adopted in 2018.

Phil and I disregard the franchise marketing contributions because the vast majority of these are advertising dollars spent on behalf of the franchisees, as required by our contractual obligations. Our attention is instead centered on franchise royalties and other fees we receive from franchisees.

We expect Steak n Shake to achieve its target return on capital by transitioning to a combination of conventional franchise operations and nonconventional franchise partnerships.

Insurance Operations

Insurance companies utilize the premiums paid by customers who have not incurred losses to indemnify those who have suffered them. One group indemnifies another against losses, with the insurance company as the intermediary. Because of the anonymity an insurance company provides, the cash exchange is imperceptible to the insured.

Our insurance business enhances Biglari Holdings' financial base and is a durable source of earnings. The reason we endeavor to construct a formidable insurance operation arises from our attraction to the financial dynamics of the property and casualty insurance business. Premiums are collected before claims are paid out, such that funds from policyholders are, in the interim, available for investment. Naturally, if the sum total of eventual losses and expenses does not exceed premiums, the company produces an underwriting profit, which, in effect, provides investment funds financed at sub-zero cost. Any investment gains or losses on these funds accrue to the insurance company's owners. But grasping the benefit of being paid to hold other people's money is not the equivalent of discovering King Solomon's mines — what is recognized by us is also recognized by others.

Abundant capital sloshing around in an industry with commodity economics is a hazard to shareholder wealth. To be sure, intense competition places a lid on industry profit. Measured as a return on capital, the insurance industry's rate of profit continues to be below that achieved by the Fortune 500. The prospects of the industry are sub-par, but our own prospects are bright.

Our success in the insurance business is largely due to the exceptional group of people we work with: individuals of character and competence who share the common aim of building successful enterprises. Our subsidiaries excel in an insurance world populated by property and casualty insurance companies whose overall profits derive mainly from their investment income rather than their underwriting income. By contrast, our insurance companies pursue nothing but underwriting income, while the parent company handles the investments.

We entered the industry with our acquisition of First Guard Insurance Company in 2014, augmented by our purchase of Southern Pioneer Property & Casualty Insurance Company in 2020. Our insurance operations have had property and casualty underwriting gain every year, with aggregate pre-tax underwriting profits totaling $54.3 million through year-end 2022. Here is the record of our insurance business over a near nine-year span.

(Dollars in 000's)

	Premiums Earned	Underwriting Profit	Combined Ratio*
2014	$ 8,719	$ 1,797	79.4
2015	16,719	3,357	79.9
2016	22,397	4,913	78.1
2017	24,242	4,518	81.4
2018	26,465	5,634	78.7
2019	28,746	6,477	77.5
2020	49,220	9,999	79.7
2021	55,411	12,317	77.8
2022	59,949	5,301	91.2

The combined ratio represents losses incurred plus expenses as compared to revenue from premiums. A combined ratio below 100 percent denotes an underwriting profit, whereas a ratio above 100 percent signifies a loss.

We consider First Guard a *Mona Lisa* in our collection of businesses.

Since commencing operations in 1997, First Guard has never registered an underwriting loss. It is a direct underwriter of commercial truck insurance — with no agent between the insurer and the insured — rendering the company a low-cost operator with a sustainable competitive advantage. As a niche writer of commercial truck insurance, First Guard has produced an average underwriting profitability of 22.9% over a 26-year period. The creator of this business masterpiece is Ed Campbell, III.

In 2022, First Guard delivered exceptional results — a routine occurrence for the insurer — producing an underwriting profit of $6.6 million on $35.9 million of earned premiums. It is a rarified group of companies indeed that have achieved such results. First Guard is the golden thread in what is otherwise a drab industry. Under the skilled leadership of CEO Drew Toepfer, First Guard continues to exceed all prior expectations.

Moreover, First Guard is in the process of broadening the scope of its insurance coverage for truckers. By expanding its product offerings, the insurer is on its way to becoming a full-service truck insurance company. We certainly have the capacity to write a lot more business, but we also have the discipline not to write unprofitably. Ed continues to provide strategic oversight in his role as First Guard's executive chairman. Drew has developed the operational capabilities to take the company to ever greater heights. We look forward to seeing how far the team can go. Phil and I are cheering them on.

Southern Pioneer is an insurer offering a range of niche products. It is a specialist in providing commercial coverage to non-franchised automobile dealerships, holding a commanding share in its four core states: Alabama, Arkansas, Missouri, and Tennessee. In January, Southern Pioneer also expanded into Mississippi. The company's other lines of business include homeowners, dwelling fire, collateral protection, and liquor liability insurance. Its products are marketed largely through independent agents and financial institutions. By specializing in particular areas, Southern Pioneer has produced an exceptional underwriting record since its creation in 1981. Its founders, Ben and Hal Hyneman, alongside their respective sons Brian and Matt, and Hunter, manage the company collectively. The Hynemans are gentlemen, exemplifying integrity, courtesy, and honor. They also possess admirable business skills. Phil and I have enormous respect for the family.

Insurance underwriting is a business that will lose money in a given month or quarter or year, but if transactions carry with them the mathematical expectation of profit, then the result will be an aggregate underwriting gain. In 2022, Southern Pioneer had a combined ratio of 105.3. Unsatisfactory underwriting is a state to which the Hynemans are unaccustomed. They therefore took decisive steps to address the underwriting performance by significantly repricing business that was unprofitable. With the adjustments they have made, the expectation is for better operating results in the coming year. Even amid tough industry dynamics, the Hynemans know how to swim against the tide.

Our insurance companies form a strong foundation upon which we intend to build. We are ideally suited for owner-managers who care about their business and their employees and who value a permanent home. Our ownership structure ensures that every seller will be treated in the same manner we treat our two family-managed insurance companies. Most financial or strategic buyers are unable or unwilling to commit to continuity in personnel or permanency in ownership. Phil and I welcome other founding entrepreneurs to place their insurance gems with Biglari Holdings and join our extraordinary family of insurance companies.

Southern Oil Company

We acquired Southern Oil on September 9, 2019, for $51.5 million in cash. The company primarily operates offshore in the shallow waters of the Gulf of Mexico, specifically in Louisiana state waters. The company's wells are concentrated and generate high-margin production. Equally important is Southern Oil's capable management, which has a fervor for efficiency.

From the time of its acquisition through the end of 2022, Southern Oil paid Biglari Holdings $68.6 million in cash. Based on year-end crude oil and natural gas prices, the value of the company's wells, producing and nonproducing, continues to exceed the sum we paid for the company.

The typical oil producer spends substantial capital every year on new leases and wells to compensate for the depletion of reserves through production. Not us. Because of the capital intensity and risks associated with such activity, we are opting to team up with others in order to shift the financial responsibility. There is no guarantee, of course, that we will be successful in obtaining partners; nor was our acquisition predicated on procuring them.

We do not subscribe to the axiom in the oil and gas industry that there is nothing wrong with a petroleum company that the discovery of a big new oil field will not cure. The essence of our success in the business lies not in finding oil but in finding and securing profitable opportunities. In the annals of the oil business, our approach is unquestionably unconventional.

Maxim Inc.

Publishing is publishing, profit is profit, and nowadays the twain seldom meet.

We purchased Maxim in February 2014 for $12.6 million. But we did so not with the intention of entering the publishing business per se; rather, we acquired an underexploited brand with the intention of generating nonmagazine revenue, notably through licensing, a cash-generating business related to consumer products, services, and events. In 2022, Maxim earned $1.8 million and paid about that amount to Biglari Holdings.

When we acquired Maxim, we first addressed the cost structure of the traditional side of the business, print publishing, while creating a sophisticated periodical that is aspirational and inspirational. We greatly amplified the quality of paper, photography, and content and have repositioned the brand with a luxury lifestyle magazine and an online presence that together provide a launching pad for high-profit lines of business.

The ability to build profits will rest mainly on our licensing business. Our results are sure to be uneven because licensing projects themselves materialize with irregularity. Maxim is a profitable enterprise, and we intend to unearth the latent value of the brand in order to obtain a satisfactory return on our total investment.

Shareholder Communications

Stockholders collectively prosper in concert with the prosperity of the corporation. (They also suffer in concert with its failings.) Although we are not responsible for the price you pay for the corporation's stock, we are responsible for the per-share intrinsic value we create during the period of your ownership.

The material contained in this report is designed to provide you with the information necessary to arrive at the corporation's per-share intrinsic value — information we would want to know if our roles were reversed. Our goal during your period of ownership is to build per-share value that exceeds the rate of return of the S&P 500 Index. The longer a shareholder's holding period, the greater the alignment between the corporation's business performance and its stock performance. We hope your time horizon is expressed in decades.

My communications with shareholders are generally limited to the annual report and the annual meeting. We do not provide earnings guidance or hold quarterly conference calls because neither activity would be consistent with our style of management, whose aim is to attract informed long-term investors.

Moreover, we wish to provide all shareholders with the same information simultaneously. One-on-one meetings are neither productive nor practicable. We remain attentive to long-term owners who think for themselves and make long-term investments based on their own assessment. It is this constituency to whom I write the Chairman's Letters, covering the business in reasonable detail, and for whom we hold annual meetings covering matters of substance. We undertake these unorthodox practices because we care about the kind of shareholders who own our stock. Since our decisions are based on rationality, not optics, we frequently depart from the zeitgeist regarding corporate governance. Those seeking a conventional firm to invest in have thousands of publicly owned companies from which to choose. But those who find our *modus operandi* appealing are welcome to join our club, admission to which is available through the New York Stock Exchange, where our stock is listed.

Past Chairman's Letters are also essential to help you gain more knowledge of our business. These letters can be easily accessed on our website, biglariholdings.com. To keep you abreast of the company, we will issue press releases concerning 2023 quarterly results after the market closes on May 5, August 4, and November 3. The 2023 annual report will be posted on our website on Saturday, February 24, 2024.

What good are annual meetings? That question is frequently on the minds of shareholders, partly because management sees them as a nuisance and partly because some participants seek to self-aggrandize in front of a crowd, usually to push a self-interested agenda. I have personally attended the annual meetings of a number of companies, and too often it has felt as though the meeting's main purpose was to adjourn. That is not the impression Phil and I wish our shareholders to walk away with from our meeting. We invite you to come and see for yourself how enthusiastic Phil and I are about spending time and sharing our perspectives with the owners of the company.

The annual meeting will be held at 1:00 pm on Thursday, April 20, 2023, at San Antonio's Majestic Theatre, a venue that lives up to its name. We hope you are able to turn the trip into an enjoyable weekend. We have obtained discounts at several hotels that are posted on our website. The bulk of the gathering is a question-and-answer session that usually lasts several hours, covering myriad topics on shareholders' minds. Last year, many shareholders traveled from afar to be with us, and we expect a greater number to join us this year. The meeting is just for our owners; to attend, you must own shares and show proof thereof. As an owner, you may bring up to two pre-registered guests with you.

* * *

Biglari Holdings grew from an idea to the present collection of companies guided by rational thought and the fervent desire to build a solid enterprise. We intend to further strengthen the corporation through sensible acquisitions and sound investments while retaining a small staff at headquarters. Armed with a strong balance sheet, Biglari Holdings will continue to advance company by company.

Phil and I derive great satisfaction from building a dynamic corporation to grow your wealth. We are fully committed to making your journey with us a prosperous one.

Sardar Biglari
Chairman of the Board

February 25, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-38477

BIGLARI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Indiana	**82-3784946**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

19100 Ridgewood Parkway, Suite 1200	
San Antonio, Texas	**78259**
(Address of principal executive offices)	(Zip Code)

(210) 344-3400

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbols**	**Name of each exchange on which registered**
Class A Common Stock, no par value	BH.A	New York Stock Exchange
Class B Common Stock, no par value	BH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☒	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2022 was approximately $125,207,808.

.

Number of shares of common stock outstanding as of February 21, 2023:

Class A common stock –	206,864
Class B common stock –	2,068,640

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement to be filed for its 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Table of Contents

Part I

Item 1.   Business

Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance, licensing and media, restaurants, and oil and gas. The Company's largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company.

Biglari Holdings' management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari.

As of December 31, 2022, Mr. Biglari beneficially owns shares of the Company that represent approximately 66.3% of the economic interest and approximately 70.4% of the voting interest.

Restaurant Operations

The Company's restaurant operations are conducted through two subsidiaries: Steak n Shake Inc. ("Steak n Shake") and Western Sizzlin Corporation ("Western Sizzlin") for a combined 545 units. As of December 31, 2022, Steak n Shake had 177 company-operated restaurants, 175 franchise partner units, and 154 traditional franchise units. Of the 177 company-operated units, 39 are currently closed but Steak n Shake intends to refranchise a majority of them. Western Sizzlin had 3 company-operated restaurants and 36 franchise units.

Founded in 1934 in Normal, Illinois, on Route 66, Steak n Shake is a classic American brand serving premium burgers and milkshakes. Steak n Shake is headquartered in Indianapolis, Indiana.

Founded in 1962 in Augusta, Georgia, Western Sizzlin is a steak and buffet concept serving signature steak dishes as well as other classic American menu items. Western Sizzlin also operates two other concepts: Great American Steak & Buffet, and Wood Grill Buffet. Western Sizzlin is headquartered in Roanoke, Virginia.

The novel coronavirus ("COVID-19"), declared a pandemic by the World Health Organization in March 2020, caused governments to impose restrictive measures to contain its spread. In response to COVID-19, our restaurants were required to close their dining rooms in the first quarter of 2020, and the majority of those dining rooms remained closed during 2020. Steak n Shake reopened the majority of dining rooms during 2021, and in doing so has implemented a self-service model. Our restaurant operations followed the guidance of health officials in determining the appropriate restrictions to put in place for each restaurant.

Company-Operated Restaurants

A typical company-operated restaurant management team consists of a general manager, a restaurant manager, and other managers, depending on the sales volume of the restaurant. Each restaurant's general manager has primary responsibility for the day-to-day operations of his or her unit. Restaurant operations obtain food products and supplies from independent national distributors. Purchases are centrally negotiated to ensure uniformity in product quality.

Franchise Partner Restaurants

Steak n Shake offers a franchise partner program to transition company-operated restaurants to franchise partnerships. The franchise agreement stipulates that the franchisee make an upfront investment totaling ten thousand dollars. Steak n Shake, as the franchisor, assesses a fee of up to 15% of sales as well as 50% of profits. Potential franchise partners are screened based on entrepreneurial attitude and ability, but they become franchise partners based on achievement. Each must meet the gold standard in service. Franchise partners are single-unit owner-operators.

Traditional Franchise Restaurants

Restaurant operations' traditional franchising program extends the brands to areas in which there are no current development plans for company stores. The expansion plans include seeking qualified new franchisees and expanding relationships with current franchisees. Restaurant operations typically seek franchisees with both the financial resources necessary to fund successful development and significant experience in the restaurant/retail business. Both restaurant chains assist franchisees with the development and ongoing operation of their restaurants. In addition, personnel assist franchisees with site selection, approve restaurant sites, and provide prototype plans, construction support, and specifications. Restaurant operations staff provides both on-site and off-site instruction to franchise restaurant management and associates.

International
We have a corporate office in Monaco and an international organization with personnel in various functions to support our international business. Similar to our traditional domestic franchise agreements, a typical international franchise development agreement includes development and franchise fees in addition to subsequent royalty fees based on the gross sales of each restaurant.

Competition
The restaurant business is one of the most intensely competitive industries. As there are virtually no barriers to entry into the restaurant business, competitors may include national, regional, and local establishments. Restaurant businesses compete on the basis of price, convenience, service, experience, menu variety, and product quality. The restaurant business is often affected by changes in consumer tastes and by national, regional, and local economic conditions. The performance of individual restaurants may be impacted by factors such as traffic patterns, demographic trends, weather conditions, and competing restaurants.

Government Regulations
The Company is subject to various global, federal, state, and local laws affecting its restaurant operations. Each of the restaurants must comply with licensing and regulation by a number of governmental authorities, i.e., health, sanitation, safety, and fire agencies in the jurisdiction in which the restaurant is located.

Various federal and state labor laws govern our relationship with our employees, e.g., minimum wage, overtime pay, unemployment tax, health insurance, and workers' compensation. Federal, state, and local government agencies have established regulations requiring that we disclose nutritional information.

Trademark and Licenses
The name and reputation of Steak n Shake is a material asset, and management protects it and other service marks through appropriate registrations.

Insurance Business
Biglari Holdings' insurance activities are conducted through two insurance entities, First Guard Insurance Company and its affiliated agency, 1st Guard Corporation (collectively "First Guard"), and Southern Pioneer Property & Casualty Insurance Company and its affiliated agency, Southern Pioneer Insurance Agency, Inc. (collectively "Southern Pioneer"). Our insurance businesses provide insurance of property and casualty.

The insurance business is stringently regulated by state insurance departments. Insurers based in the United States are subject to regulation by their states of domicile and by those states in which they are licensed to write policies on an admitted basis. First Guard and Southern Pioneer operate under licenses issued by various state insurance authorities. The primary focus of regulation is to ensure that insurers are financially solvent and that policyholder interests are otherwise protected. States establish minimum capital levels for insurance companies and establish guidelines for permissible business and investment activities. States have the authority to suspend or revoke a company's authority to do business as conditions warrant. States regulate the payment of dividends by insurance companies to their shareholders and other transactions with affiliates. Dividends, capital distributions, and other transactions of extraordinary amounts are subject to prior regulatory approval. Insurers may market, sell, and service insurance policies in the states where they are licensed. These insurers are referred to as admitted insurers. Admitted insurers are generally required to obtain regulatory approval of their policy forms and premium rates. Except for regulatory considerations, there are virtually no barriers to entry into the insurance industry.

First Guard is a direct underwriter of commercial truck insurance, selling physical damage and nontrucking liability insurance to truckers. The commercial truck insurance business is highly competitive in the areas of price and service. Vigorous competition is provided by large, well-capitalized companies and by small regional insurers. First Guard's insurance products are marketed primarily through direct response methods via the Internet or by telephone. First Guard's cost-efficient direct response marketing methods enable it to be a low-cost insurer. First Guard uses its own claim staff to manage claims. Seasonal variations in First Guard's insurance business are not significant. However, extraordinary weather conditions or other factors may have a significant effect upon the frequency or severity of claims. First Guard is headquartered in Venice, Florida.

Southern Pioneer underwrites garage liability and commercial property as well as homeowners and dwelling fire insurance on an admitted basis. Insurance coverages are offered nationwide, primarily through insurance agents. Southern Pioneer competes with large companies and local insurers. Southern Pioneer is headquartered in Jonesboro, Arkansas.

Biglari Holdings' insurance operations may be affected by extraordinary weather conditions or other factors, any of which may have a significant effect upon the frequency or severity of claims.

Oil and Gas Business

The Company's oil and gas operations are conducted through two entities, Southern Oil Company ("Southern Oil") and Abraxas Petroleum Corporation ("Abraxas Petroleum"). Southern Oil primarily operates oil and natural gas properties offshore in the shallow waters of the Gulf of Mexico. Abraxas Petroleum operates oil and natural gas wells in the Permian Basin.

On September 14, 2022, the Company purchased Series A Preferred Stock (the "Preferred Shares") of Abraxas Petroleum for a purchase price of $80 million. On October 26, 2022, the Company exchanged the Preferred Shares for 90% of the outstanding common stock of Abraxas Petroleum.

The oil and gas industry is fundamentally a commodity business. Southern Oil's and Abraxas Petroleum's operations and earnings, therefore, may be significantly affected by changes in oil and natural gas prices. The COVID-19 pandemic caused oil demand to decrease significantly during the second and third quarters of 2020, which created oversupplied markets and lower commodity prices and margins. In response, the Company cut production and expenses in its oil and natural gas business during 2020. However, the significant increase in average crude oil and natural gas prices in 2021 and 2022 as compared to 2020 resulting from the lifting of COVID-19 restrictions, the resumption of normal economic activity, and the resulting improvement in supply and demand fundamentals caused Southern Oil to return to full production during 2021 and 2022. Biglari Holdings' oil and gas operations compete with fully integrated, major global petroleum companies, as well as independent and national petroleum companies. In addition, our companies are subject to a variety of risks inherent in the oil and gas business, including a wide range of local, state, and federal regulations.

Southern Oil is headquartered in Madisonville, Louisiana, and Abraxas Petroleum is headquartered in San Antonio, Texas.

Brand Licensing Business

Maxim's business lies principally in brand licensing. Maxim is headquartered in New York, New York.

Maxim competes for licensing business with other companies. The nature of the licensing business is predicated on projects that materialize with irregularity. In addition, publishing is a highly competitive business.

Maxim products are marketed under various registered brand names, including, but not limited to, "MAXIM®" and "Maxim®."

Investments

The Company and its subsidiaries have invested in The Lion Fund, L.P., and The Lion Fund II, L.P. (collectively, "the investment partnerships"). The investment partnerships operate as private investment funds. As of December 31, 2022, the fair value of the investments was $383.0 million. These investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements.

Employees

As of December 31, 2022, the Company employed 2,559 persons. When hiring personnel, we do not consider circumstances of birth, race, gender, ethnicity, religion, or any other factor unrelated to talent. The factor of prime importance to us, talent, is invariably found across a wide spectrum of humanity. We seek to associate with people of high character and competence.

Additional information with respect to Biglari Holdings' businesses

Information related to our reportable segments may be found in Part II, Item 8 of this Form 10-K.

Biglari Holdings maintains a website (*biglariholdings.com*) where its annual reports, press releases, interim shareholder reports, and links to its subsidiaries' websites can be found. Biglari Holdings' periodic reports filed with the Securities and Exchange Commission (the "SEC"), which include Form 10-K, Form 10-Q, Form 8-K, and amendments thereto, may be accessed by the public free of charge from the SEC and through Biglari Holdings' website. In addition, corporate governance documents such as Corporate Governance Guidelines, Code of Conduct, Compensation Committee Charter, and Audit Committee Charter are posted on the Company's website. The documents are also available without charge upon written request. The Company's website and the information contained therein or connected thereto are not intended to be incorporated into this report on Form 10-K.

Item 1A.   Risk Factors

Biglari Holdings and its subsidiaries (referred to herein as "we," "us," "our," or similar expressions) are subject to certain risks and uncertainties in their business operations, which are described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations.

Risks relating to Biglari Holdings

We are dependent on our Chairman and CEO.
Our success depends on the services of Sardar Biglari, Chairman and Chief Executive Officer. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. If for any reason the services of Mr. Biglari were to become unavailable, a material adverse effect on our business could occur.

Sardar Biglari, Chairman and CEO, beneficially owns over 50% of our outstanding shares of common stock, enabling Mr. Biglari to exert control over matters requiring shareholder approval.
Mr. Biglari has the ability to control the outcome of matters submitted to our shareholders for approval, including the election or removal of directors, the amendment of our articles of incorporation or bylaws, and other significant transactions. In addition, Mr. Biglari has the ability to control the management and affairs of the Company. This control position may conflict with the interests of some or all of the Company's passive shareholders, and reduce the possibility of a merger proposal, tender offer, or proxy contest for the removal of directors.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and thus can rely on exemptions from certain corporate governance requirements.
Because Mr. Biglari beneficially owns more than 50% of the Company's outstanding voting stock, we are considered a "controlled company" pursuant to New York Stock Exchange rules. As a result, we are not required to comply with certain director independence and board committee requirements. The Company does not have a governance and nominating committee.

Biglari Holdings' access to capital is subject to restrictions that may adversely affect its ability to satisfy its cash requirements.
We are a holding company and are largely dependent upon dividends and other sources of funds from our subsidiaries in order to meet our needs. The ability of our insurance subsidiaries to pay dividends to Biglari Holdings is regulated by state insurance laws, which limit the amount of, and in certain circumstances may prohibit the payment of, cash dividends. Furthermore, as a result of our substantial investments in The Lion Fund, L.P., and The Lion Fund II, L.P., investment partnerships controlled by Mr. Biglari, our access to capital is restricted by the terms of their respective partnership agreements. There is also a high likelihood that we will make additional investments in these investment partnerships.

Competition and technology may result in lower earnings.
Our operating businesses face intense competition within their markets, and many factors, including technological changes, may erode or prevent the strengthening of their competitive advantages. Accordingly, our future operating results will depend to some degree on our operating units successfully enhancing their competitive advantages. If our operating businesses are unsuccessful in these efforts, our periodic operating results may decline in the future. We also highlight certain competitive risks in the sections below.

Deterioration of general economic conditions may significantly reduce our operating earnings.
Our operating businesses are subject to normal economic cycles, which affect the general economy or the specific industries in which they operate. Significant deterioration of economic conditions over a prolonged period could produce a material adverse effect on one or more of our significant operations.

Our operating businesses face a variety of risks associated with doing business in foreign markets.
There is no assurance that our international operations will remain profitable. Our international operations are subject to all of the risks associated with our domestic operations, as well as a number of additional risks, varying substantially country by country. These include, *inter alia*, international economic and political conditions, corruption, terrorism, social and ethnic unrest, foreign currency fluctuations, differing cultures, and consumer preferences.

In addition, we may become subject to foreign governmental regulations that impact the way we do business with our international franchisees and vendors. These include antitrust and tax requirements, anti-boycott regulations, international trade regulations, the USA Patriot Act, the Foreign Corrupt Practices Act, Office of Foreign Assets Control regulations, and applicable local laws. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could harm our business and our financial condition.

Epidemics, pandemics, or other outbreaks, including COVID-19, could hurt our operating businesses and investments.
The outbreak of COVID-19 adversely affected our operations and investments, and in the future it or other epidemics, pandemics, or outbreaks may do the same. This is or may be due to closures or restrictions requested or mandated by governmental authorities, disruption to supply chains and workforce, reduction of demand for our products and services, credit losses when customers and other counterparties fail to satisfy their obligations to us, and volatility in global equity securities markets, among other factors.

Potential changes in laws or regulations may have a negative impact on our Class A common stock and Class B common stock.
In prior years, bills have been introduced in Congress that, if enacted, would have prohibited the listing of common stock on a national securities exchange if such common stock were part of a class of securities that has no voting rights or carries disproportionate voting rights. Although these bills have not been acted upon by Congress, there can be no assurance that such a bill (or a modified version thereof) will not be introduced in Congress in the future. Legislation or other regulatory developments could make the shares of Class A common stock and Class B common stock ineligible for trading on the NYSE or other national securities exchanges.

Litigation could have a material adverse effect on our financial position, cash flows, and results of operations.
We are or may be from time to time a party to various legal actions, investigations, and other proceedings brought by employees, consumers, policyholders, suppliers, shareholders, government agencies, or other third parties in connection with matters pertaining to our business, including those related to our investment activities. The outcome of such matters is often difficult to assess or quantify, and the cost to defend future proceedings may be significant. Even if a claim is unsuccessful or is not fully pursued, the negative publicity surrounding any allegation regarding the Company, our business, or our products could adversely affect our reputation. While we believe that the ultimate outcome of routine legal proceedings, individually and in the aggregate, will not have a material impact on our financial position, we cannot assure that an adverse outcome on, or reputational damage from, any of these matters would not, in fact, materially impact our business and results of operations for the period after these matters are completed or otherwise resolved.

Risks Relating to Our Restaurant Operations

Our restaurant operations face intense competition from a wide range of industry participants.
The restaurant business is one of the most intensely competitive industries. As there are virtually no barriers to entry into the restaurant business, competitors may include national, regional, and local establishments. Restaurant businesses compete on the basis of price, convenience, service, experience, menu variety, and product quality. The restaurant business is often affected by changes in consumer tastes and by national, regional, and local economic conditions. The performance of individual restaurants may be impacted by factors such as traffic patterns, demographic trends, weather conditions, and competing restaurants. Additional factors that may adversely affect the restaurant industry include, but are not limited to, food and wage inflation, safety, and food-borne illness.

Changes in economic conditions may have an adverse impact on our restaurant operations.
Our restaurant operations are subject to normal economic cycles affecting the economy in general or the restaurant industry in particular. The restaurant industry has been affected by economic factors, including the deterioration of global, national, regional, and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. Declines in consumer restaurant spending could be harmful to our financial position and results of operations. As a result, decreased cash flow generated from our business may adversely affect our financial position and our ability to fund our operations. In addition, macroeconomic disruptions could adversely impact the availability of financing for our franchisees' expansions and operations.

Fluctuations in commodity and energy prices and the availability of commodities, including beef and dairy, could affect our restaurant business.
The cost, availability, and quality of ingredients restaurant operations use to prepare their food are subject to a range of factors, many of which are beyond their control. A significant component of our restaurant business costs is related to food commodities, including beef and dairy products, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in commodity markets, inflation, and other factors. If there is a substantial increase in prices for these food commodities, our results of operations may be negatively affected. In addition, our restaurants are dependent upon frequent deliveries of perishable food products that meet certain specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather, or other conditions could adversely affect the availability, quality, and cost of

ingredients, which would likely lower revenues, damage our reputation, or otherwise harm our business. We cannot predict whether we will continue to be able to anticipate and react to changing food costs by adjusting our purchasing practices, menu offerings, and menu prices, and a failure to do so could adversely affect our operating results.

Adverse weather conditions or losses due to casualties could negatively impact our operating performance.
Property damage caused by casualties and natural disasters, instances of inclement weather, flooding, hurricanes, fire, and other acts of nature can adversely impact sales in several ways. Many of Steak n Shake's and Western Sizzlin's restaurants are located in the Midwest and Southeast portions of the United States. During the first and fourth quarters, restaurants in the Midwest may face harsh winter weather conditions. During the third and fourth quarters, restaurants in the Southeast may experience hurricanes or tropical storms. Our sales and operating results may be negatively affected by these harsh weather conditions, which could make it more difficult for guests to visit our restaurants, necessitate the closure of restaurants, cause physical damage, or lead to a shortage of employees.

Changes in the availability of and the cost of labor could adversely affect our restaurant business.
Our restaurant business depends substantially on our ability to recruit and retain high-quality staff. Maintaining adequate staffing in our restaurants requires workforce planning and knowledge of the relevant labor market. The market for the most qualified talent continues to be competitive, and we must provide competitive wages, benefits, and workplace conditions. We have experienced, and may continue to experience, challenges in recruiting and retaining associates in various locations. A shortage of qualified candidates, failure to recruit and retain new associates in a timely manner, or higher than expected turnover levels could all affect our ability to grow sales at existing restaurants or meet our labor cost objectives.

We are subject to health, employment, environmental, and other government regulations, and failure to comply with existing or future government regulations could expose us to litigation or penalties, damage our reputation, and lower profits.
We are subject to various global, federal, state, and local laws and regulations affecting our restaurant operations. Changes in existing laws, rules, and regulations applicable to us, or increased enforcement by governmental authorities, may require us to incur additional costs and expenses necessary for compliance. If we fail to comply with any of these laws, we may be subject to governmental action or litigation, and our reputation could be harmed accordingly. Injury to our reputation would, in turn, likely reduce revenues and profits.

The development and construction of restaurants is subject to compliance with applicable zoning, land use, and environmental regulations. Difficulties in obtaining, or failure to obtain, the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

Restaurant operations are also subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food products. The operation of the Steak n Shake and Western Sizzlin franchise systems is also subject to franchise laws and regulations enacted by a number of states, and to rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationships with franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction, or to obtain required government approvals, could result in a ban or temporary suspension on future franchise sales. Further national, state, and local government initiatives, such as mandatory health insurance coverage or increases in minimum wage rates, could adversely affect our business.

Risks Relating to Our Investment Activities

The majority of our investment activities are conducted through outside investment partnerships, The Lion Fund, L.P., and The Lion Fund II, L.P., which are controlled by Mr. Biglari.
Our investment activities are conducted mainly through these outside investment partnerships. Under the terms of their partnership agreements, each contribution made by the Company to the investment partnerships is subject to a five-year lock-up period, and any distribution upon our withdrawal of funds will be paid out over a two-year period (and may be paid in-kind rather than in cash, thus increasing the difficulty of liquidating these investments). As a result of these provisions and our consequent inability to access this capital for a defined period, the capital we have invested in the investment partnerships may be subject to an increased risk of loss of all or a significant portion of its value, and we may become unable to meet our capital requirements. There is a high likelihood that we will make additional investments in these investment partnerships in the future.

We have a services agreement with Biglari Capital Corp., the general partner of the investment partnerships ("Biglari Capital"), and Biglari Enterprises LLC (collectively, the "Biglari Entities"), in which the Company pays a fixed fee to the Biglari Entities for business and administrative-related services. The Biglari Entities are owned by Mr. Biglari. There can be no assurance that the fees paid will be commensurate with the benefits received.

The incentive allocation to which Mr. Biglari, as Chairman and Chief Executive Officer of Biglari Capital, is entitled with respect to our investments under the terms of the respective partnership agreements is equal to 25% of the net profits allocated to the limited partners in excess of a 6% hurdle rate over the previous high-water mark.

Our investments may be concentrated, and fair values are subject to a loss in value.
The majority of our investments are held through the investment partnerships, which generally invest in common stocks. These investments may be largely concentrated in the common stocks of a few investees. A significant decline in the values of these investments may produce a large decrease in our consolidated shareholders' equity and can have a material adverse effect on our consolidated book value per share and earnings.

We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940.
We run the risk of inadvertently becoming an investment company, which would require us to register under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Registered investment companies are subject to extensive, restrictive, and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends, and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

To avoid becoming and registering as an investment company under the Investment Company Act, we operate as an ongoing enterprise, with approximately 2,500 employees, along with an asset base from which to pursue acquisitions. Furthermore, Section 3(c)(3) of the Investment Company Act excludes insurance companies from the definition of "investment company." Because we monitor the value of our investments and structure transactions accordingly, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, adverse developments with respect to our ownership of certain of our operating subsidiaries, including significant appreciation or depreciation in the market value of certain of our publicly traded holdings, could result in our inadvertently becoming an investment company. If it were established that we were an investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties, or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

Risks Relating to Our Insurance Business

Our success depends on our ability to underwrite risks accurately and to charge adequate rates to policyholders.
Our results of operations depend on our ability to underwrite and set rates accurately for risks assumed. A primary role of the pricing function is to ensure that rates are adequate to generate sufficient premiums to pay losses, loss adjustment expenses, and underwriting expenses.

Our insurance business is vulnerable to significant catastrophic property loss, which could have an adverse effect on its financial condition and results of operations.
Our insurance business faces a significant risk of loss in the ordinary course of its business for property damage resulting from natural disasters, man-made catastrophes, and other catastrophic events. These events typically increase the frequency and severity of commercial property claims. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations, and the occurrence of claims from catastrophic events may result in significant volatility in our insurance business's financial condition and results of operations from period to period. We attempt to manage our exposure to these events through reinsurance programs, although there is no assurance we will be successful in doing so.

Our insurance business is subject to extensive existing state, local, and foreign governmental regulations that restrict its ability to do business and generate revenues.
Our insurance business is subject to regulation in the jurisdictions in which it operates. These regulations may relate to, among other things, the types of business that can be written, the rates that can be charged for coverage, the level of capital and reserves that must be maintained, and restrictions on the types and size of investments that can be held. Regulations may also restrict the timing and amount of dividend payments. Accordingly, existing or new regulations related to these or other matters, or regulatory actions imposing restrictions on our insurance business, may adversely impact its results of operations.

Risks Relating to Our Brand Licensing Business

Licensing opportunities for the Maxim brand may be difficult to maintain.
Maxim's success depends to a significant degree upon licensing agreements. These licensing agreements mature from time to time, and we may be unable to secure favorable terms for future licensing arrangements. Future licensing partners may also fail to honor their contractual obligations or take other actions that can diminish the value of the Maxim brand. Disputes could arise that prevent or delay our ability to collect licensing revenues under these arrangements. If any of these developments occur or our licensing efforts are otherwise not successful, the value and recognition of the Maxim brand, as well as the prospects of our media business, could be materially, adversely affected.

Risks Relating to Our Oil and Gas Business

Our oil and gas business is exposed to the effects of volatile commodity prices.
The single largest variable that affects our oil and gas results of operations is the price of crude oil and natural gas. The price we receive for our oil and natural gas production heavily influences our oil and gas business's revenue and profitability. Extended periods of low prices for crude oil or natural gas can have a material adverse impact on our results of operations.

Our oil and gas business is subject to disruption by factors beyond its control.
Any disruption of the extractive business of either of our oil and gas subsidiaries would adversely affect our revenues and profitability. Our oil and gas operations are therefore subject to disruption from natural or human causes beyond their control, including physical risks from hurricanes, severe storms, and other forms of system failures, any of which could result in suspension of operations or harm to people or the natural environment.

Our oil and gas business can be adversely affected by political or regulatory developments affecting our operations.
Our oil and gas operations can be affected by changing economic, regulatory, and political environments. Litigation or changes in national, state, or local environmental regulations or laws, including those designed to stop or impede the development or production of oil and natural gas, could adversely affect our operations and profitability.

Item 1B. **Unresolved Staff Comments**

None.

Item 2.   Properties

Restaurant Properties

As of December 31, 2022, restaurant operations included 545 company-operated and franchise locations. Restaurant operations own the land and building for 155 restaurants; they also own 9 other properties. The following table lists the locations of the restaurants, as of December 31, 2022.

	Steak n Shake			Western Sizzlin		
	Company Operated	Franchise Partner	Traditional Franchise	Company Operated	Franchise	Total
Domestic:						
Alabama	1	1	4	—	5	11
Arkansas	—	—	4	—	7	11
California	—	—	2	—	—	2
Colorado	1	—	—	—	—	1
Delaware	—	—	1	—	—	1
Florida	20	57	7	—	—	84
Georgia	7	12	11	—	4	34
Illinois	37	18	9	—	—	64
Indiana	39	21	1	—	—	61
Iowa	2	1	1	—	—	4
Kansas	—	—	4	—	—	4
Kentucky	1	11	9	—	—	21
Louisiana	—	—	1	—	—	1
Maryland	—	—	1	—	1	2
Michigan	13	4	1	—	—	18
Mississippi	—	—	6	—	1	7
Missouri	10	11	22	—	—	43
Nebraska	—	—	1	—	—	1
Nevada	—	—	8	—	—	8
North Carolina	1	5	2	—	6	14
Ohio	30	19	1	—	1	51
Oklahoma	—	—	2	—	2	4
Pennsylvania	4	—	1	—	—	5
South Carolina	—	1	2	—	2	5
Tennessee	1	7	10	—	3	21
Texas	6	7	13	—	1	27
Virginia	—	—	4	2	3	9
Washington, D.C.	—	—	1	—	—	1
West Virginia	—	—	2	1	—	3
International:						
France	2	—	23	—	—	25
Monaco	1	—	—	—	—	1
Spain	1	—	—	—	—	1
Total	177	175	154	3	36	545

As of December 31, 2022, 39 of the 177 Steak n Shake company-operated stores were closed. The Company intends to refranchise the majority of its closed stores.

Other Properties

Southern Oil primarily operates oil and natural gas wells in Louisiana. Its operations are primarily offshore in the shallow waters of the Gulf of Mexico.

Abraxas Petroleum operates oil and natural gas wells in the Permian Basin.

First Guard owns the land and building of its office in Venice, Florida. Southern Pioneer owns the land and building of its office in Jonesboro, Arkansas.

The Company owns Steak n Shake's office building in Indianapolis, Indiana, along with two other undeveloped properties in other states.

Item 3.   Legal Proceedings

Refer to Commitments and Contingencies - Note 15 to the Consolidated Financial Statements included in Item 8 for a discussion of legal proceedings.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Biglari Holdings' Class A common stock and Class B common stock are listed for trading on the NYSE, trading symbol: BH.A and BH, respectively.

Shareholders

Biglari Holdings had 1,692 beneficial shareholders of its Class A common stock and 3,506 beneficial shareholders of its Class B common stock as of February 1, 2023.

Dividends

Biglari Holdings has never declared a dividend.

Item 6.   **Selected Financial Data**

(dollars in thousands, except per-share data)

	2022	2021	2020	2019	2018
Revenue:					
Restaurant operations	$ 241,568	$ 271,290	$ 350,666	$ 610,220	$ 775,690
Insurance premiums and other	64,540	58,609	52,679	30,083	27,628
Oil and gas	57,546	33,004	26,255	24,436	—
Licensing and media	4,577	3,203	4,083	4,099	6,576
Total revenues	$ 368,231	$ 366,106	$ 433,683	$ 668,838	$ 809,894
Earnings:					
Net earnings (loss) attributable to Biglari Holdings Inc. shareholders	$ (32,018)	$ 35,478	$ (37,989)	$ 45,380	$ 19,392
Net earnings (loss) per equivalent Class A share	$ (107.43)	$ 111.83	$ (110.05)	$ 131.64	$ 55.71
Year-end data:					
Total assets	$ 828,474	$ 894,807	$ 1,017,968	$ 1,139,309	$ 1,029,493
Notes payable and other borrowings	$ 10,000	$ —	$ 152,261	$ 180,264	$ 181,521
Biglari Holdings Inc. shareholders' equity	$ 546,966	$ 587,696	$ 564,828	$ 616,298	$ 570,455

Earnings per share of common stock is based on the weighted-average number of shares outstanding during the period. The Company has applied the "two-class method" of computing earnings per share as prescribed in Accounting Standards Codification 260, "Earnings Per Share."

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

(dollars in thousands, except per-share data)

Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance, licensing and media, restaurants, and oil and gas. The Company's largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company.

Biglari Holdings' management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari.

As of December 31, 2022, Mr. Biglari beneficially owns shares of the Company that represent approximately 66.3% of the economic interest and approximately 70.4% of the voting interest.

Business Acquisitions

On September 14, 2022, the Company purchased 685,505 shares of Series A Preferred Stock (the "Preferred Shares") of Abraxas Petroleum Corporation ("Abraxas Petroleum") for a purchase price of $80,000. On October 26, 2022, the Company converted the Preferred Shares to 90% of the outstanding common stock of Abraxas Petroleum. The Company used working capital including its line of credit to fund the purchase of the Preferred Shares. Abraxas Petroleum operates oil and natural gas properties in the Permian Basin. The preliminary purchase price allocation includes $70,200 of oil and gas properties, cash of $21,726, and liabilities, net of other assets, of $11,926. The Company's financial results include the results of Abraxas Petroleum from the acquisition date to the end of the calendar year. The revenues and operating results for Abraxas Petroleum were not significant to the Company.

On March 9, 2020, Biglari Holdings acquired the stock of Southern Pioneer Property & Casualty Insurance Company and its affiliated agency, Southern Pioneer Insurance Agency, Inc. (collectively "Southern Pioneer"). Southern Pioneer underwrites garage liability and commercial property as well as homeowners and dwelling fire insurance coverage. The Company's financial results include the results of Southern Pioneer from the date of acquisition.

Discussion of Operations

Net earnings attributable to Biglari Holdings Inc. shareholders are disaggregated in the table that follows.

	2022	2021	2020
Operating businesses:			
Restaurant	$ 9,383	$ 11,235	$ (4,961)
Insurance	7,662	11,290	9,840
Oil and gas	19,091	7,528	1,890
Brand licensing	1,313	2,364	1,374
Interest expense	(305)	(841)	(6,940)
Corporate and other	(9,806)	(9,829)	(9,563)
Total operating businesses	27,338	21,747	(8,360)
Investment partnership gains (losses)	(56,961)	8,899	(32,506)
Investment gains (losses)	(2,682)	4,832	2,877
Net earnings (loss)	(32,305)	35,478	(37,989)
Earnings (loss) attributable to noncontrolling interest	(287)	—	—
Net earnings (loss) attributable to Biglari Holdings Inc. shareholders	$ (32,018)	$ 35,478	$ (37,989)

The following discussion should be read in conjunction with Item 1, Business and our Consolidated Financial Statements and the notes thereto included in this Form 10-K. The following discussion should also be read in conjunction with the "Cautionary Note Regarding Forward-Looking Statements" and the risks and uncertainties described in Item 1A, Risk Factors, set forth above.

Management's Discussion and Analysis *(continued)*

Our Management Discussion and Analysis generally discusses 2022 and 2021 items. Discussions of 2020 items can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 28, 2022.

Investment gains and losses in 2022 and 2021 were mainly derived from our investments in equity securities and included unrealized gains and losses from market price changes during the period. We believe that investment and derivative gains/losses are generally meaningless for analytical purposes in understanding our reported quarterly and annual results. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings.

Through our subsidiaries, we engage in numerous diverse business activities. We operate on a decentralized management structure. The business segment data (Note 17 to the accompanying Consolidated Financial Statements) should be read in conjunction with this discussion.

Restaurants

Our restaurant businesses, which include Steak n Shake and Western Sizzlin, comprise 545 company-operated and franchise restaurants as of December 31, 2022.

	Steak n Shake			Western Sizzlin		
	Company-operated	Franchise Partner	Traditional Franchise	Company-operated	Franchise	Total
Stores open on December 31, 2019...........	368	29	213	4	48	662
Corporate stores transitioned.....................	(58)	57	1	—	—	—
Net restaurants opened (closed)	(34)	—	(20)	(1)	(9)	(64)
Stores open on December 31, 2020...........	276	86	194	3	39	598
Corporate stores transitioned.....................	(73)	73	—	—	—	—
Net restaurants opened (closed)	(4)	—	(16)	—	(1)	(21)
Stores open on December 31, 2021...........	199	159	178	3	38	577
Corporate stores transitioned.....................	(16)	16	—	—	—	—
Net restaurants opened (closed)	(6)	—	(24)	—	(2)	(32)
Stores open on December 31, 2022	177	175	154	3	36	545

As of December 31, 2022, 39 of the 177 company-operated Steak n Shake stores were closed. We plan to refranchise a majority of our closed company-operated restaurants.

Management's Discussion and Analysis *(continued)*

Restaurant operations for 2022, 2021, and 2020 are summarized below.

	2022		2021		2020	
Revenue						
Net sales...	$ 149,184		$ 187,913		$ 306,577	
Franchise partner fees	63,853		55,641		22,213	
Franchise royalties and fees.......................	19,678		21,736		18,794	
Other revenue	8,853		6,000		3,082	
Total revenue..	241,568		271,290		350,666	
Restaurant cost of sales						
Cost of food...	44,461	29.8 %	55,315	29.4 %	88,698	28.9 %
Restaurant operating costs..........................	79,921	53.6 %	92,543	49.2 %	137,574	44.9 %
Occupancy costs	15,882	10.6 %	19,633	10.4 %	20,383	6.6 %
Total cost of sales.......................................	140,264		167,491		246,655	
Selling, general and administrative						
General and administrative..........................	40,206	16.6 %	39,940	14.7 %	35,922	10.2 %
Marketing	13,921	5.8 %	13,923	5.1 %	21,507	6.1 %
Other expenses (income)	(2,294)	(0.9)%	3,323	1.2 %	2,972	0.8 %
Total selling, general and administrative	51,833	21.5 %	57,186	21.1 %	60,401	17.2 %
Impairments	3,520	1.5 %	4,635	1.7 %	23,646	6.7 %
Depreciation and amortization	27,496	11.4 %	21,484	7.9 %	19,042	5.4 %
Interest on finance leases and obligations.....	5,493		6,039		6,274	
Earnings (loss) before income taxes	12,962		14,455		(5,352)	
Income tax expense (benefit).........................	3,579		3,220		(391)	
Contribution to net earnings	$ 9,383		$ 11,235		$ (4,961)	

Cost of food, restaurant operating costs, and occupancy costs are expressed as a percentage of net sales.
General and administrative, marketing, other expenses, impairments, and depreciation and amortization are expressed as a percentage of total revenue.

The COVID-19 pandemic adversely affected our restaurant operations and financial results. Our restaurants were required to close their dining rooms during the first quarter of 2020. The majority of Steak n Shake's dining rooms remained closed through the end of 2020 but reopened during 2021, and in doing so implemented a self-service model.

Net sales during 2022 were $149,184 as compared to $187,913 during 2021. The decrease in revenue of company-owned restaurants is primarily due to the shift of company units to franchise partner units. For company-operated units, sales to the end customer are recorded as revenue generated by the Company, but for franchise partner units, only our share of the restaurant's profits, along with certain fees, are recorded as revenue. Because we derive most of our revenue from our share of the profits, revenue will continue to decline as we transition from company-operated units to franchise partner units.

To better convey the underlying economics of the franchise partnership model, the table below shows the average unit sales, the cost of food, and the labor costs of franchise partners. The average was based on 137 comparable franchise partner units, out of a total of 175. To be included as a comparable franchise partner unit, a unit had to be operated by a franchise partner for all of 2022, and had to be open in 2021 as either a company-operated or a franchise partner unit.

	2022		2021	
Net sales	$ 1,819		$ 1,595	
Cost of food	502	27.6 %	448	28.1 %
Labor costs	500	27.5 %	435	27.3 %

Our franchise partner fees were $63,853 during 2022 as compared to $55,641 during 2021. As of December 31, 2022, there were 175 franchise partner units as compared to 159 franchise partner units as of December 31, 2021. Included in franchise partner fees were $20,426 and $15,483 of rental income during 2022 and 2021, respectively. Franchise partners rent buildings and equipment from Steak n Shake.

The franchise royalties and fees generated by the traditional franchising business were $19,678 during 2022 as compared to $21,736 during 2021. The decrease in franchise royalties and fees was primarily due to the closing of certain traditional franchise stores. There were 190 traditional units open on December 31, 2022, as compared to 216 units open on December 31, 2021.

Other revenue in 2022 was $8,853 as compared to $6,000 in 2021. The increase was primarily a result of gift card breakage, as our restaurants have seen fewer gift card redemptions since the onset of the pandemic.

The cost of food at company-operated units in 2022 was $44,461, or 29.8% of net sales as compared to $55,315, or 29.4% of net sales in 2021. The decreases in the cost of food and operating costs are mainly attributable to the transitioning of company-operated units to franchise partner units. The cost of food expressed as a percentage of net sales remained consistent with 2021.

The operating costs at company-operated restaurants during 2022 were $79,921, or 53.6% of net sales as compared to $92,543, or 49.2% of net sales in 2021. As we transition to franchise partner units, the remaining company-operated units generate lower average unit volumes and correspondingly higher operating costs (including higher wages) as a percentage of net sales.

Selling, general and administrative expenses during 2022 were $51,833, or 21.5% of total revenue as compared to $57,186, or 21.1% of total revenue during 2021. Selling, general and administrative expenses decreased during 2022 as compared to 2021 primarily because of lower professional costs.

Asset impairments decreased $1,115 during 2022 as compared to 2021. Higher asset impairments were recorded in 2021 primarily because a large number of underperforming stores were affected by the pandemic.

Depreciation and amortization expense increased $6,012 during 2022 as compared to 2021. The year-over-year increase is primarily attributable to higher capital expenditures in 2021.

Interest on obligations under leases was $5,493 during 2022 versus $6,039 during 2021. The year-over-year decrease in interest expense is primarily attributable to the maturity and retirement of lease obligations.

Insurance

We view our insurance businesses as possessing two activities: underwriting and investing. Underwriting decisions are the responsibility of the unit managers, whereas investing decisions are the responsibility of our Chairman and CEO, Sardar Biglari. Our business units are operated under separate local management. Biglari Holdings' insurance operations consist of First Guard and Southern Pioneer.

Management's Discussion and Analysis *(continued)*

Underwriting results of our insurance operations are summarized below.

	2022	2021	2020
Underwriting gain (loss) attributable to:			
First Guard	$ 6,578	$ 10,573	$ 9,379
Southern Pioneer	(1,277)	1,744	620
Pre-tax underwriting gain	5,301	12,317	9,999
Income tax expense	1,113	2,587	2,100
Net underwriting gain	$ 4,188	$ 9,730	$ 7,899

Earnings of our insurance operations are summarized below.

	2022	2021	2020
Premiums earned	$ 59,949	$ 55,411	$ 49,220
Insurance losses	37,187	27,649	24,828
Underwriting expenses	17,461	15,445	14,393
Pre-tax underwriting gain	5,301	12,317	9,999
Other income and expenses			
Investment income	1,380	704	1,212
Other income	3,223	1,414	1,220
Total other income	4,603	2,118	2,432
Earnings before income taxes	9,904	14,435	12,431
Income tax expense	2,242	3,145	2,591
Contribution to net earnings	$ 7,662	$ 11,290	$ 9,840

Insurance premiums and other on the consolidated statement of earnings includes premiums earned, investment income, other income, and commissions. Commissions are in other income in the above table.

First Guard

First Guard is a direct underwriter of commercial truck insurance, selling physical damage and nontrucking liability insurance to truckers. First Guard's insurance products are marketed primarily through direct response methods via the Internet or by telephone. First Guard's cost-efficient direct response marketing methods enable it to be a low-cost insurer. A summary of First Guard's underwriting results follows.

	2022		2021		2020	
	Amount	%	Amount	%	Amount	%
Premiums earned	$ 35,914	100.0 %	$ 33,521	100.0 %	$ 30,210	100.0 %
Insurance losses	22,299	62.1 %	16,338	48.7 %	14,031	46.5 %
Underwriting expenses	7,037	19.6 %	6,610	19.7 %	6,800	22.5 %
Total losses and expenses	29,336	81.7 %	22,948	68.4 %	20,831	69.0 %
Pre-tax underwriting gain	$ 6,578		$ 10,573		$ 9,379	

First Guard's ratio of losses and loss adjustment expenses to premiums earned was 62.1% during 2022 as compared to 48.7% during 2021. First Guard's underwriting results in 2022 were in line with its historical performance despite cost inflation in property and physical damage claims, which began to accelerate in 2022. However, 2021 was an abnormally favorable year with low claim frequency despite a return to pre-pandemic traffic patterns.

Management's Discussion and Analysis *(continued)*

Southern Pioneer

Southern Pioneer underwrites garage liability and commercial property insurance, as well as homeowners and dwelling fire insurance. The financial results for Southern Pioneer are from the date of acquisition, March 9, 2020. A summary of Southern Pioneer's underwriting results follows.

	2022		2021		2020	
	Amount	%	Amount	%	Amount	%
Premiums earned	$ 24,035	100.0 %	$ 21,890	100.0 %	$ 19,010	100.0 %
Insurance losses	14,888	61.9 %	11,311	51.7 %	10,797	56.8 %
Underwriting expenses	10,424	43.4 %	8,835	40.4 %	7,593	39.9 %
Total losses and expenses	25,312	105.3 %	20,146	92.1 %	18,390	96.7 %
Pre-tax underwriting gain (loss)	$ (1,277)		$ 1,744		$ 620	

Southern Pioneer's ratio of losses and loss adjustment expenses to premiums earned was 61.9% during 2022 as compared to 51.7% during 2021. Southern Pioneer's 2022 performance was primarily attributable to higher claim frequency and severity (mainly related to adverse weather) in several niche lines.

Insurance – Investment Income

A summary of net investment income attributable to our insurance operations follows.

	2022	2021	2020
Interest, dividends, and other investment income:			
First Guard	$ 751	$ 133	$ 285
Southern Pioneer	629	571	927
Pre-tax investment income	1,380	704	1,212
Income tax expense	289	148	255
Net investment income	$ 1,091	$ 556	$ 957

We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating.

Management's Discussion and Analysis *(continued)*

Oil and Gas

Biglari Holdings' oil and gas operations consist of Southern Oil and Abraxas Petroleum.

Southern Oil
Southern Oil primarily operates oil and natural gas properties offshore in the shallow waters of the Gulf of Mexico. Earnings for Southern Oil are summarized below.

	2022	2021	2020
Oil and gas revenue	$ 46,091	$ 33,004	$ 26,255
Oil and gas production costs	13,355	10,470	8,700
Depreciation, depletion, and accretion	5,503	8,073	12,527
General and administrative expenses	2,694	4,748	3,010
Earnings before income taxes	24,539	9,713	2,018
Income tax expense	5,946	2,185	128
Contribution to net earnings	$ 18,593	$ 7,528	$ 1,890

Our oil and gas business is highly dependent on oil and natural gas prices. Demand for petroleum grew in 2022, with our financial results benefiting from stronger prices and margins. The average West Texas Intermediate price per barrel for the year ended December 31, 2022, was approximately $94.53 as compared to approximately $68.17 for the year ended December 31, 2021. It is expected that the prices of oil and gas commodities will remain volatile, which will be reflected in our financial results. Depreciation, depletion, and accretion expense during 2022 decreased $2,570 as compared to 2021, primarily due to temporarily shutting in producing wells.

Abraxas Petroleum
Abraxas Petroleum operates oil and natural gas properties in the Permian Basin. Earnings for Abraxas Petroleum from the date of acquisition, September 14, 2022, are summarized below.

	2022
Oil and gas revenue	$ 11,455
Oil and gas production costs	4,487
Depreciation, depletion, and accretion	2,510
General and administrative expenses	3,806
Earnings before income taxes	652
Income tax expense	154
Contribution to net earnings	$ 498

Brand Licensing

Maxim's business lies principally in licensing and media. Earnings of operations are summarized below.

	2022	2021	2020
Licensing and media revenue	$ 4,577	$ 3,203	$ 4,083
Licensing and media cost	2,695	2,275	2,156
General and administrative expenses	122	114	143
Earnings before income taxes	1,760	814	1,784
Income tax expense	447	(1,550)	410
Contribution to net earnings	$ 1,313	$ 2,364	$ 1,374

We acquired Maxim with the idea of transforming its business model. The magazine developed the Maxim brand, a franchise we are utilizing to generate nonmagazine revenue, notably through licensing, a cash-generating business related to consumer products, services, and events.

Investment Gains and Investment Partnership Gains

Investment losses were $3,393 ($2,682 net of tax) in 2022 as compared to investment gains of $6,401 ($4,832 net of tax) in 2021. Investment gains in 2021 included a gain from the sale of real estate of $5,047 ($3,785 net of tax). Dividends earned on investments are reported as investment income by our insurance companies. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating.

Earnings from our investments in partnerships are summarized below.

	2022	2021	2020
Investment partnership gains (losses)	$ (75,953)	$ 10,953	$ (43,032)
Tax expense (benefit)	(18,992)	2,054	(10,526)
Contribution to net earnings	$ (56,961)	$ 8,899	$ (32,506)

Investment partnership gains include gains/losses from changes in the market values of underlying investments and dividends earned by the partnerships. Dividend income has a lower effective tax rate than income from capital gains. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings.

The investment partnerships hold the Company's common stock as investments. The Company's pro-rata share of its common stock held by the investment partnerships is recorded as treasury stock even though these shares are legally outstanding. Gains and losses on Company common stock included in the earnings of the partnerships are eliminated in the Company's consolidated financial results.

Investment gains and losses in 2022 and 2021 were mainly derived from our investments in equity securities and included unrealized gains and losses from market price changes during the period. We believe that investment and derivative gains/losses are generally meaningless for analytical purposes in understanding our reported quarterly or annual results. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings.

Management's Discussion and Analysis *(continued)*

Interest Expense

The Company's interest expense is summarized below.

	2022	2021	2020
Interest expense on notes payable and other borrowings	$ (399)	$ (1,121)	$ (9,262)
Tax benefit	(94)	(280)	(2,322)
Interest expense net of tax	$ (305)	$ (841)	$ (6,940)

The Company paid Steak n Shake's outstanding credit facility in full in February 2021. On September 13, 2022, Biglari Holdings entered into a line of credit in an aggregate principal amount of up to $30,000. The balance on the line of credit was $10,000 on December 31, 2022.

Income Taxes

The consolidated income tax benefit was $10,722 in 2022 versus an expense of $6,789 in 2021. The change in income tax expense was primarily due to a tax benefit of $18,992 for investment partnership losses in 2022.

Corporate and Other

Corporate expenses exclude the activities of the restaurant, insurance, brand licensing, and oil and gas businesses. Corporate and other net losses for 2022 remained consistent with the preceding year.

Financial Condition

Our consolidated shareholders' equity on December 31, 2022, was $546,966, a decrease of $40,730 as compared to the December 31, 2021 balance. The decrease in shareholders' equity was primarily due to a net loss of $32,018 and an increase in treasury stock of $7,829.

Consolidated cash and investments are summarized below.

	December 31,	
	2022	2021
Cash and cash equivalents	$ 37,467	$ 42,349
Investments	69,466	83,061
Fair value of interest in investment partnerships	383,004	474,201
Total cash and investments	489,937	599,611
Less: portion of Company stock held by investment partnerships	(227,210)	(223,802)
Carrying value of cash and investments on balance sheet	$ 262,727	$ 375,809

Unrealized gains/losses of Biglari Holdings' stock held by the investment partnerships are eliminated in the Company's consolidated financial results.

Liquidity

Our balance sheet continues to maintain significant liquidity. Consolidated cash flow activities are summarized below.

	2022	2021	2020
Net cash provided by operating activities	$ 127,825	$ 228,767	$ 117,556
Net cash used in investing activities	(136,605)	(58,525)	(129,487)
Net cash provided by (used in) financing activities	3,860	(156,157)	(29,109)
Effect of exchange rate changes on cash	38	(64)	10
Increase (decrease) in cash, cash equivalents, and restricted cash	$ (4,882)	$ 14,021	$ (41,030)

Management's Discussion and Analysis (*continued*)

In 2022, cash from operating activities decreased by $100,942 as compared to 2021. The change was primarily attributable to a decrease in distributions from investment partnerships from $180,170 in 2021 to $70,700 in 2022. The distributions during 2022 were primarily used to acquire Abraxas Petroleum, and the distributions during 2021 were primarily used to repay Steak n Shake's term loan.

Net cash used in investing activities increased during 2022 by $78,080 as compared to 2021. The change was primarily due to the acquisition of Abraxas Petroleum of $58,274, net of cash acquired, as well as purchases of limited partner interests of $48,569 during 2022.

Cash provided by financing activities of $3,860 during 2022 was primarily because of the $10,000 draw on the Company's line of credit. Cash used in financing activities of $156,157 during 2021 was primarily attributable to the repayment of Steak n Shake's outstanding balance of its term debt.

We intend to meet the working capital needs of our operating subsidiaries, principally through cash flows generated from operations and cash on hand. We continually review available financing alternatives.

Biglari Holdings Line of Credit
On September 13, 2022, Biglari Holdings entered into a line of credit in an aggregate principal amount of up to $30,000. The line of credit will be available on a revolving basis until September 12, 2024. The line of credit includes customary covenants, as well as financial maintenance covenants. As of December 31, 2022, we were in compliance with all covenants. The balance of the line of credit on December 31, 2022, was $10,000. Our interest rate was 6.53% on December 31, 2022, which is based on the 30-day Secured Overnight Financing Rate plus 2.728%.

Steak n Shake Credit Facility
On March 19, 2014, Steak n Shake and its subsidiaries entered into a credit agreement that provided for a senior secured term loan facility in an aggregate principal amount of $220,000. The term loan was scheduled to mature on March 19, 2021. The Company repaid Steak n Shake's outstanding balance in full on February 19, 2021.

Western Sizzlin Revolver
Western Sizzlin's available line of credit is $500. As of December 31, 2022 and 2021, Western Sizzlin had no debt outstanding under its revolver.

Critical Accounting Policies
Certain accounting policies require us to make estimates and judgments in determining the amounts reflected in the consolidated financial statements. Such estimates and judgments necessarily involve varying, and possibly significant, degrees of uncertainty. Accordingly, certain amounts currently recorded in the financial statements will likely be adjusted in the future based on new available information and changes in other facts and circumstances. A discussion of our principal accounting policies that required the application of significant judgments as of December 31, 2022, follows.

Consolidation
The consolidated financial statements include the accounts of Biglari Holdings Inc. and the wholly owned subsidiaries of Biglari Holdings Inc. The analysis as to whether to consolidate an entity is subject to a significant amount of judgment. All intercompany accounts and transactions are eliminated in consolidation.

Our interests in the investment partnerships are accounted for as equity method investments because of our retained limited partner interest in the investment partnerships. The Company records gains from the investment partnerships (inclusive of the investment partnerships' unrealized gains and losses on their securities) in the consolidated statement of earnings based on our proportional ownership interest in the investment partnerships.

Impairment of Restaurant Long-lived Assets
We review company-operated restaurants for impairment on a restaurant-by-restaurant basis when events or circumstances indicate a possible impairment. Assets included in the impairment assessment generally consist of property, equipment, and leasehold improvements directly associated with an individual restaurant as well as any related finance or operating lease assets. We test for impairment by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying value is written down to the estimated fair value, and a loss is recognized in earnings. Determining the future cash flows expected to be generated by an asset requires significant judgment regarding future performance of the asset, fair market value if the asset were to be sold, and other financial and economic assumptions.

Oil and Natural Gas Reserves

Crude oil and natural gas reserves are estimates of future production that impact certain asset and expense accounts. Proved reserves are the estimated quantities of oil and gas that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in the future under existing economic conditions, operating methods, and government regulations. Proved reserves include both developed and undeveloped volumes. Proved developed reserves represent volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are volumes expected to be recovered from new wells on undrilled proved acreage, or from existing wells where expenditure is required for recompletion. We estimate our proved oil and natural gas reserves in accordance with the guidelines established by the SEC. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Income Taxes

We record deferred tax assets or liabilities, which are based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the currently enacted rates and laws that will be in effect when the differences are expected to reverse. We record deferred tax assets to the extent we believe there will be sufficient future taxable income to utilize those assets prior to their expiration. To the extent deferred tax assets are unable to be utilized, we would record a valuation allowance against the unrealizable amount and record that amount as a charge against earnings. Due to changing tax laws and state income tax rates, significant judgment is required to estimate the effective tax rate applicable to tax differences arising from reversal in the future. We must also make estimates about the sufficiency of taxable income in future periods to offset any deductions related to deferred tax assets currently recorded.

Goodwill and Other Intangible Assets

We evaluate goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill impairment occurs when the estimated fair value of goodwill is less than its carrying value. The valuation methodology and underlying financial information included in our determination of fair value require significant managerial judgment. Based on a review of the qualitative factors, if we determine it is not more likely than not that the fair value is less than the carrying value, we may bypass the quantitative impairment test. We may also elect not to perform the qualitative assessment for the reporting unit or intangible assets and perform a quantitative impairment test instead.

Leases

We determine whether a contract is or contains a lease at contract inception based on the presence of identified assets and our right to obtain substantially all of the economic benefit from, or to direct the use of, such assets. When we determine a lease exists, we record a right-of-use asset and corresponding lease liability on our consolidated balance sheets. Right-of-use assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets are recognized at the commencement date at the value of the lease liability and are adjusted for any prepayments, lease incentives received, and initial direct costs incurred. Lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term. As the discount rate implicit in the lease is not readily determinable in most of our leases, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We do not record lease contracts with a term of 12 months or less on our consolidated balance sheets. We recognize fixed lease expense for operating leases on a straight-line basis over the lease term. For finance leases, we recognize amortization expense on the right-of-use asset and interest expense on the lease liability over the lease term.

Cautionary Note Regarding Forward-Looking Statements

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements include estimates of future revenues, cash flows, capital expenditures, or other financial items, and assumptions underlying any of the foregoing. Forward-looking statements reflect management's current expectations regarding future events and use words such as "anticipate," "believe," "expect," "may," and other similar terminology. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Investors should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, many beyond our control, including, but not limited to, the risks and uncertainties described in Item 1A, Risk Factors, set forth above. We undertake no obligation to publicly update or revise them, except as may be required by law.

Item 8.   Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Biglari Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Biglari Holdings Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2023 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 4 and Note 14 to the consolidated financial statements, the Company and its subsidiaries have invested in investment partnerships in the form of limited partnership interests. These investment partnerships represent related parties, and such investments are subject to a rolling five-year lock up period under the terms of the respective partnership agreements for the investment partnerships. The value of these investments reported in the Company's consolidated balance sheets as of December 31, 2022 and 2021 totals $155,794,000 and $250,399,000, respectively. Our opinion is not modified with respect to this matter.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Property and Equipment — Refer to Notes 1 and 6 to the financial statements

Critical Audit Matter Description

Company-operated restaurants and associated long-lived assets are evaluated for impairment on a restaurant-by-restaurant basis when events or circumstances indicate a possible impairment may have occurred. The Company's evaluation of potential impairment of long-lived assets involves the comparison of undiscounted future cash flows expected to be generated by the asset group, generally an individual restaurant, over the expected remaining useful life of that asset group, to the respective carrying amount. The Company also applied a market analysis for certain properties. The Company's undiscounted future cash flows analysis requires management to make estimates and assumptions related to future revenues, labor costs and planned operating periods. To the extent that the undiscounted cash flows are not sufficient to recover the related assets, the Company estimates the fair value of the related assets using a discounted cash flow model to assess the amount of any impairment.

We identified the impairment of company-operated restaurant long-lived assets as a critical audit matter because of the estimates and assumptions required by management to evaluate the potential impairment of these asset groups. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of certain assumptions, in management's undiscounted and discounted future cash flows analyses, including revenue growth, food costs, labor costs, and planned operating periods of restaurants.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the undiscounted and discounted future cash flows analysis and the assessment of the expected remaining holding period included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability of long-lived assets, including those over revenue, food costs, labor costs and the planned operating period for the store.

- We evaluated the undiscounted future cash flows analysis, including estimates of revenue growth, labor costs and planned operating periods of restaurants by (1) evaluating the underlying source information and assumptions used by management (2) performing sensitivity analyses and (3) testing the mathematical accuracy of the undiscounted future cash flows analysis.

- We evaluated the reasonableness of management's undiscounted future cash flows analysis by comparing management's projections to the Company's historical results and available market data.

- With the assistance of our fair value specialists, for the properties where management applied a market analysis, we evaluated the reasonableness of the valuation methodology and used comparable current market data to develop a range of independent estimates and compare our estimates to those used by management.

- We evaluated the discount rates used by management in the performance of discounted cash flow analyses by testing management's calculation, performing sensitivity analyses, comparing components to external market information as applicable, and assessed the mathematical accuracy of the Company's calculations of potential impairment.

/s/ DELOITTE & TOUCHE LLP
Austin, Texas
February 25, 2023

We have served as the Company's auditor since 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Biglari Holdings Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Biglari Holdings Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 25, 2023, expressed an unqualified opinion on those financial statements and included an emphasis of a matter paragraph relating to the Company's investment in related party investment partnerships.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Abraxas Petroleum, which was acquired on September 14, 2022, and whose financial statements constitute approximately 9.8% of total assets, 3.1% of revenues, and 2.5% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at Abraxas Petroleum.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
Austin, Texas
February 25, 2023

BIGLARI HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

| | December 31, | |
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 37,467	$ 42,349
Investments	69,466	83,061
Receivables	29,375	28,508
Inventories	3,851	3,803
Other current assets	10,495	7,088
Total current assets	150,654	164,809
Property and equipment	400,725	349,351
Operating lease assets	34,739	42,538
Goodwill	53,513	53,547
Other intangible assets	23,037	23,463
Investment partnerships	155,794	250,399
Other assets	10,012	10,700
Total assets	$ 828,474	$ 894,807
Liabilities and shareholders' equity		
Liabilities		
Current liabilities:		
Accounts payable and accrued expenses	$ 78,616	$ 101,975
Loss and loss adjustment expenses	16,805	13,101
Unearned premiums	12,495	11,667
Current portion of lease obligations	16,981	16,898
Current portion of line of credit	10,000	—
Total current liabilities	134,897	143,641
Lease obligations	91,844	104,479
Deferred taxes	31,343	46,533
Asset retirement obligations	14,068	10,389
Other liabilities	754	2,069
Total liabilities	272,906	307,111
Shareholders' equity		
Common stock	1,138	1,138
Additional paid-in capital	381,788	381,788
Retained earnings	576,510	608,528
Accumulated other comprehensive loss	(2,790)	(1,907)
Treasury stock, at cost	(409,680)	(401,851)
Biglari Holdings Inc. shareholders' equity	546,966	587,696
Noncontrolling interests	8,602	—
Total shareholders' equity	555,568	587,696
Total liabilities and shareholders' equity	$ 828,474	$ 894,807

See accompanying Notes to Consolidated Financial Statements.

BIGLARI HOLDINGS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(dollars in thousands except per-share amounts)

	Year Ended December 31,		
	2022	2021	2020
Revenues			
Restaurant operations	$ 241,568	$ 271,290	$ 350,666
Insurance premiums and other	64,540	58,609	52,679
Oil and gas	57,546	33,004	26,255
Licensing and media	4,577	3,203	4,083
	368,231	366,106	433,683
Cost and expenses			
Restaurant cost of sales	140,264	167,491	246,655
Insurance losses and underwriting expenses	54,648	43,094	39,221
Oil and gas production costs	17,842	10,470	8,700
Licensing and media costs	2,695	2,275	2,156
Selling, general and administrative	70,608	76,018	76,360
Impairments	3,520	4,635	23,646
Depreciation, depletion, and amortization	36,443	30,050	32,222
Interest expense on leases	5,493	6,039	6,274
Interest expense on debt	399	1,121	9,262
	331,912	341,193	444,496
Other income (expenses)			
Investment gains (losses)	(3,393)	6,401	3,644
Investment partnership gains (losses)	(75,953)	10,953	(43,032)
Total other income (expenses)	(79,346)	17,354	(39,388)
Earnings (loss) before income taxes	(43,027)	42,267	(50,201)
Income tax expense (benefit)	(10,722)	6,789	(12,212)
Net earnings (loss)	(32,305)	35,478	(37,989)
Earnings (loss) attributable to noncontrolling interest	(287)	—	—
Net earnings (loss) attributable to Biglari Holdings Inc. shareholders	$ (32,018)	$ 35,478	$ (37,989)
Net earnings (loss) per equivalent Class A share *	$ (107.43)	$ 111.83	$ (110.05)

* Net earnings (loss) per equivalent Class B share outstanding are one-fifth of the equivalent Class A share or ($21.49) for 2022, $22.37 for 2021, and ($22.01) for 2020.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	Year Ended December 31,		
	2022	2021	2020
Net earnings (loss)	$ (32,305)	$ 35,478	$ (37,989)
Foreign currency translation	(883)	(376)	1,279
Comprehensive income (loss)	(33,188)	35,102	(36,710)
Comprehensive income (loss) attributable to noncontrolling interest	(287)	—	—
Total comprehensive income (loss) attributable to Biglari Holdings Inc. shareholders	$ (32,901)	$ 35,102	$ (36,710)

See accompanying Notes to Consolidated Financial Statements.

BIGLARI HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,		
	2022	2021	2020
Operating activities			
Net earnings (loss)	$ (32,305)	$ 35,478	$ (37,989)
Adjustments to reconcile net earnings (loss) to operating cash flows:			
Depreciation and amortization	36,443	30,050	32,222
Provision for deferred income taxes	(15,582)	5,269	(12,216)
Asset impairments and other non-cash expenses	3,520	4,772	24,636
Gains on disposal of assets	(1,578)	(25)	(868)
Investment (gains) losses	3,393	(6,214)	(4,856)
Investment partnership (gains) losses	75,953	(10,953)	43,032
Distributions from investment partnerships	70,700	180,170	98,330
Changes in receivables and inventories	3,339	(9,324)	7,014
Changes in other assets	8,523	136	733
Changes in accounts payable and accrued expenses	(24,581)	(592)	(32,482)
Net cash provided by operating activities	127,825	228,767	117,556
Investing activities			
Capital expenditures	(29,746)	(64,549)	(20,702)
Proceeds from property and equipment disposals	5,318	10,101	4,415
Acquisition of business, net of cash acquired	(58,274)	—	(36,187)
Purchases of limited partner interests	(48,569)	(12,300)	(70,130)
Purchases of investments	(134,451)	(110,199)	(299,950)
Sales of investments and redemptions of fixed maturity securities	129,117	118,422	293,067
Net cash used in investing activities	(136,605)	(58,525)	(129,487)
Financing activities			
Payments on line of credit	(20,000)	—	(500)
Proceeds from line of credit	30,000	—	500
Principal payments on long-term debt	—	(149,952)	(23,279)
Principal payments on direct financing lease obligations	(6,140)	(6,205)	(5,830)
Net cash provided by (used in) financing activities	3,860	(156,157)	(29,109)
Effect of exchange rate changes on cash	38	(64)	10
Increase (decrease) in cash, cash equivalents, and restricted cash	(4,882)	14,021	(41,030)
Cash, cash equivalents, and restricted cash at beginning of period	43,687	29,666	70,696
Cash, cash equivalents, and restricted cash at end of period	$ 38,805	$ 43,687	$ 29,666

	Year Ended December 31,		
	2022	2021	2020
Cash and cash equivalents	$ 37,467	$ 42,349	$ 24,503
Restricted cash included in other long-term assets	1,338	1,338	5,163
Cash, cash equivalents, and restricted cash at end of period	$ 38,805	$ 43,687	$ 29,666

See accompanying Notes to Consolidated Financial Statements.

BIGLARI HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands)

| | Biglari Holdings Inc. Shareholder's Equity | | | | | | |
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling interest	Total
Balance at December 31, 2019........	$ 1,138	$ 381,788	$611,039	$ (2,810)	$(374,857)	$ —	$616,298
Net earnings (loss)............................			(37,989)				(37,989)
Other comprehensive income, net ...				1,279			1,279
Adjustment to treasury stock for holdings in investment partnerships					(14,760)		(14,760)
Balance at December 31, 2020........	$ 1,138	$ 381,788	$573,050	$ (1,531)	$(389,617)	$ —	$564,828
Net earnings.....................................			35,478				35,478
Other comprehensive income, net ...				(376)			(376)
Adjustment to treasury stock for holdings in investment partnerships					(12,234)		(12,234)
Balance at December 31, 2021........	$ 1,138	$ 381,788	$608,528	$ (1,907)	$(401,851)	$ —	$587,696
Net earnings (loss)............................			(32,018)			(287)	(32,305)
Other comprehensive income, net ...				(883)			(883)
Adjustment to treasury stock for holdings in investment partnerships					(7,829)		(7,829)
Transactions with noncontrolling interest						8,889	8,889
Balance at December 31, 2022........	$ 1,138	$ 381,788	$576,510	$ (2,790)	$(409,680)	$ 8,602	$555,568

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Years Ended December 31, 2022, 2021, and 2020)
(dollars in thousands, except share and per-share data)

Note 1. Summary of Significant Accounting Policies

Description of Business
Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance, licensing and media, restaurants, and oil and gas. The Company's largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company.

Biglari Holdings' management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari.

As of December 31, 2022, Mr. Biglari beneficially owns shares of the Company that represent approximately 66.3% of the economic interest and approximately 70.4% of the voting interest.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Steak n Shake Inc., Western Sizzlin Corporation, First Guard Insurance Company, Maxim Inc., Southern Pioneer Property & Casualty Insurance Company, Southern Oil Company, and Abraxas Petroleum Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

Change in Presentation
Loss and loss adjustment expenses of $1,508 were reclassified to accounts payable and accrued expenses as of December 31, 2021 to conform to current year presentation.

Cash, Cash Equivalents, and Restricted Cash
Cash equivalents primarily consist of U.S. Government securities and money market accounts, all of which have original maturities of three months or less. Cash equivalents are carried at fair value. The statement of cash flows includes restricted cash with cash and cash equivalents.

Investments
We classify investments in fixed maturity securities at the acquisition date as either available-for-sale or held-to-maturity and re-evaluate the classification at each balance sheet date. Securities classified as held-to-maturity are carried at amortized cost, reflecting the ability and intent to hold the securities to maturity. As of December 31, 2022 and 2021, all investments were classified as available-for-sale and carried at fair value with net unrealized gains or losses reported in the statements of earnings. Realized gains and losses on disposals of investments are determined by the specific identification of the cost of investments sold. Dividends earned on investments are reported as investment income by our insurance companies. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating.

Investment Partnerships
The Company holds a limited interest in The Lion Fund, L.P., and The Lion Fund II, L.P. (collectively the "investment partnerships"). Biglari Capital Corp. ("Biglari Capital"), an entity solely owned by Mr. Biglari, is the general partner of the investment partnerships. Our interests in the investment partnerships are accounted as equity method investments because of our retained limited partner interests. The Company records investment partnership gains (inclusive of the investment partnerships' unrealized gains and losses on their securities) as a component of other income based on our proportional ownership interest in the partnerships. The investment partnerships are, for purposes of generally accepted accounting principles ("GAAP"), investment companies under the AICPA Audit and Accounting Guide *Investment Companies.*

Concentration of Equity Price Risk
The majority of our investments are conducted through investment partnerships that generally hold common stocks. We also hold marketable securities directly. We concentrate a high percentage of the investments in a small number of equity securities.

Note 1.   Summary of Significant Accounting Policies *(continued)*

A significant decline in the general stock market or in the prices of our major investments may have a materially adverse effect on our earnings and on consolidated shareholders' equity.

Receivables

Our accounts receivable balance consists primarily of franchisee, customer, and other receivables. We carry our accounts receivable at cost less an allowance for doubtful accounts, which is based on a history of past write-offs and collections and current credit conditions. Allowance for doubtful accounts was $1,151 and $505 at December 31, 2022 and 2021, respectively.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market, and consist primarily of restaurant food items and supply inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized on the straight-line method over the estimated useful lives of the assets (10 to 30 years for buildings and land improvements, and 3 to 10 years for equipment). Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the term of the related leases. Interest costs associated with the construction of new restaurants are capitalized. Major improvements are also capitalized, while repairs and maintenance are expensed as incurred. We review our long-lived restaurant assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For purposes of this assessment, assets are evaluated at the lowest level for which there are identifiable cash flows, which is generally at the individual restaurant level. Assets included in the impairment assessment generally consist of property, equipment, and leasehold improvements directly associated with an individual restaurant as well as any related finance or operating lease assets. If the future undiscounted cash flows of an asset are less than the recorded value, an impairment is recorded for the difference between the carrying value and the estimated fair value of the asset.

Oil and Gas Properties

The successful efforts method is used for crude oil and natural gas exploration and production activities. All costs for development wells, related plant and equipment, proved mineral interests in crude oil and natural gas properties, and related asset retirement obligation assets are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves. Costs of wells that are assigned proved reserves remain capitalized. Costs are also capitalized for exploratory wells that have found crude oil and natural gas reserves, even if the reserves cannot be classified as proved when the drilling is completed, provided the exploratory well has found a sufficient quantity of reserves to justify its completion as a producing well and the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. All other exploratory wells and costs are expensed. We did not have any property acquisition or exploration activities during 2022, and our development costs were nominal.

Asset Retirement Obligations

Asset retirement obligations relate to future costs associated with the plugging and abandonment of oil and gas wells, the removal of equipment and facilities from leased acreage, and the return of such land to its original condition. The Company determines its asset retirement obligation amounts by calculating the present value of the estimated future cash outflows associated with its plug and abandonment obligations. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred, and the cost of such liability increases the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period through charges to depreciation, depletion, and amortization expense, and the capitalized cost is depleted on a unit-of-production basis over the proved developed reserves of the related asset. If an asset retirement obligation is settled for an amount other than the recorded amount, a gain or loss is recognized.

Goodwill and Other Intangible Assets

Goodwill and indefinite life intangible assets are not amortized, but are tested for potential impairment on an annual basis using either a qualitative or quantitative approach, or more often if events or circumstances change that could cause goodwill or indefinite life intangible assets to become impaired. Other purchased intangible assets are amortized over their estimated useful lives, generally on a straight-line basis. We perform reviews for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. When an impairment is identified, we reduce the carrying value of the asset to its estimated fair value. During 2022 and 2021, no impairments were recorded to goodwill and other intangible assets. During 2020, we recorded an impairment to goodwill of $300 and an impairment to indefinite life intangible assets of $3,728. Refer to Note 8 for information regarding our goodwill and other intangible assets.

Note 1.   Summary of Significant Accounting Policies *(continued)*

Dual Class Common Stock

The Company has two classes of common stock, designated Class A common stock and Class B common stock. Each Class A common share is entitled to one vote. Class B common stock possesses economic rights equal to one-fifth (1/5th) of such rights of Class A common stock; however, Class B common stock has no voting rights.

The following table presents shares authorized, issued, and outstanding.

	December 31, 2022		December 31, 2021		December 31, 2020	
	Class A	Class B	Class A	Class B	Class A	Class B
Common stock authorized............................	500,000	10,000,000	500,000	10,000,000	500,000	10,000,000
Common stock issued and outstanding........	206,864	2,068,640	206,864	2,068,640	206,864	2,068,640

Earnings Per Share

Earnings per share of common stock is based on the weighted-average number of shares outstanding during the year. The shares of Company stock attributable to our limited partner interest in the investment partnerships — based on our proportional ownership during this period — are considered treasury stock on the consolidated balance sheet and thereby deemed not to be included in the calculation of weighted-average common shares outstanding. However, these shares are legally outstanding.

The Company has applied the "two-class method" of computing earnings per share as prescribed in Accounting Standards Codification ("ASC") 260, "*Earnings Per Share.*" The equivalent Class A common stock applied for computing earnings per share excludes the proportional shares of Biglari Holdings' stock held by the investment partnerships. In the tabulation below is the equivalent Class A common stock for earnings per share. There are no dilutive securities outstanding.

	2022	2021	2020
Equivalent Class A common stock outstanding	620,592	620,592	620,592
Proportional ownership of Company stock held by investment partnerships .	322,561	303,341	275,400
Equivalent Class A common stock for earnings per share	298,031	317,251	345,192

Revenue Recognition

Restaurant operations

Restaurant operations revenues were disaggregated as follows.

	2022	2021	2020
Net sales	$ 149,184	$ 187,913	$ 306,577
Franchise partner fees...	63,853	55,641	22,213
Franchise royalties and fees..	19,678	21,736	18,794
Other..	8,853	6,000	3,082
	$ 241,568	$ 271,290	$ 350,666

Note 1.   Summary of Significant Accounting Policies *(continued)*

Net Sales
Net sales are composed of retail sales of food through company-operated stores. Company-operated store revenues are recognized, net of discounts and sales taxes, when our obligation to perform is satisfied at the point of sale. Sales taxes related to these sales are collected from customers and remitted to the appropriate taxing authority and are not reflected in the Company's consolidated statements of earnings as revenue.

Franchise Partner Fees
Franchise partner fees are composed of up to 15% of sales as well as 50% of profits. We are therefore fully affected by the operating results of the business, unlike in a traditional franchising arrangement, where the franchisor obtains a royalty fee based on sales only. We generate the majority of our revenue from our share of the franchise partners' profits. An initial franchise fee of ten thousand dollars is recognized when the operator becomes a franchise partner. The Company recognizes franchise partner fees monthly as underlying restaurant sales occur.

The Company leases or subleases property and equipment to franchisees under lease arrangements. Both real estate and equipment rental payments are charged to franchisees and are recognized in accordance with ASC 842, "*Leases.*" During the years ended 2022, 2021, and 2020, restaurant operations recognized $20,426, $15,483, and $5,675, respectively, in franchise partner fees related to rental income.

Franchise Royalties and Fees
Franchise royalties and fees from Steak n Shake and Western Sizzlin franchisees are based upon a percentage of sales of the franchise restaurant and are recognized as earned. Franchise royalties are billed on a monthly basis. Initial franchise fees when a new restaurant opens or at the start of a new franchise term are recorded as deferred revenue when received and recognized as revenue over the term of the franchise agreement.

During the years ended December 31, 2022, 2021, and 2020, restaurant operations recognized $1,810, $2,033, and $1,879, respectively, in revenue related to initial franchise fees. As of December 31, 2022 and 2021, restaurant operations had deferred revenue recorded in accrued expenses related to franchise fees of $3,484 and $5,199, respectively. Restaurant operations expect to recognize approximately $703 of deferred revenue during 2023.

Our advertising arrangements with franchisees are reported in franchise royalties and fees. During the years ended December 31, 2022, 2021, and 2020, restaurant operations recognized $6,386, $6,829, and $5,193, respectively, in revenue related to franchisee advertising fees. As of December 31, 2022 and 2021, restaurant operations had deferred revenue recorded in accrued expenses related to franchisee advertising fees of $2,748 and $4,151, respectively. Restaurant operations expect to recognize approximately $2,061 of deferred revenue during 2023.

Other Revenue
Restaurant operations sells gift cards to customers which can be redeemed for retail food sales within our stores. Gift cards are recorded as deferred revenue when issued and are subsequently recorded as net sales upon redemption. Restaurant operations estimates breakage related to gift cards when the likelihood of redemption is remote. This estimate utilizes historical trends based on the vintage of the gift card. Breakage on gift cards is recorded as other revenue in proportion to the rate of gift card redemptions by vintage.

For the years ended December 31, 2022, 2021, and 2020, restaurant operations recognized $5,395, $5,903, and $9,201, respectively, of revenue from gift card redemptions. As of December 31, 2022 and 2021, restaurant operations had deferred revenue recorded in accrued expenses related to unredeemed gift cards of $9,279 and $15,059, respectively. Restaurant operations expect to recognize approximately $5,975 of deferred revenue during 2023.

Insurance Premiums and Commissions
Insurance premiums are earned over the terms of the related policies. Expenses incurred in connection with acquiring new insurance business, including acquisition costs, are charged to operations as incurred. Premiums earned are stated net of amounts ceded to reinsurer.

Oil and Gas
Revenues are derived from the sale of produced oil and natural gas. Revenue is recognized when the performance obligation is satisfied, which typically occurs at the point in time when control of the product transfers to the customer. Payment is due within 30 days of delivery.

Note 1. Summary of Significant Accounting Policies *(continued)*

Licensing Revenue and Other

Licensing revenue is recognized when earned. We derive value and revenues from intellectual property assets through a range of licensing and business activities, including licensing and syndication of our trademarks and copyrights in the United States and internationally. Magazine subscription and advertising revenues are recognized at the magazine cover date. The unearned portion of magazine subscriptions is deferred until the magazine's cover date, at which time a proportionate share of the gross subscription price is recognized as revenue.

Restaurant Cost of Sales

Cost of sales includes the cost of food, restaurant operating costs, and restaurant occupancy costs. Cost of sales excludes depreciation and amortization, which is presented as a separate line item on the consolidated statement of earnings.

Insurance Losses and Underwriting Expenses

Liabilities for estimated unpaid losses and loss adjustment expenses with respect to claims occurring on or before the balance sheet date are established under insurance contracts issued by our insurance subsidiaries. Such estimates include provisions for reported claims or case estimates, provisions for incurred but not reported claims, and legal and administrative costs to settle claims. The estimates of unpaid losses and amounts recoverable under reinsurance are established and continually reviewed by using a variety of actuarial, statistical, and analytical techniques. Reinsurance contracts do not relieve the ceding company of its obligations to indemnify policyholders with respect to the underlying insurance contracts.

Oil and Gas Production Costs

Oil and gas production costs are costs incurred to operate and maintain wells and related equipment and facilities, including lease operating expenses and production taxes.

Marketing Expense

Advertising costs are charged to expense at the later of the date the expenditure is incurred or the date the promotional item is first communicated. Marketing expense is included in selling, general and administrative expenses in the consolidated statement of earnings.

Savings Plans

Several of our subsidiaries also sponsor defined contribution retirement plans, such as 401(k) or profit-sharing plans. Employee contributions to the plans are subject to regulatory limitations and the specific plan provisions. Some of the plans allow for discretionary contributions as determined by management. Employer contributions expensed with respect to these plans were not material.

Foreign Currency Translation

The Company has certain subsidiaries located in foreign jurisdictions. For subsidiaries whose functional currency is other than the U.S. dollar, the translation of functional currency statements to U.S. dollar statements uses end-of-period exchange rates for assets and liabilities, weighted-average exchange rates for revenue and expenses, and historical rates for equity. The resulting currency translation adjustment is recorded in accumulated other comprehensive income, as a component of equity.

Use of Estimates

Preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

Note 2. Business Acquisitions

On September 14, 2022, the Company purchased the Series A Preferred Stock (the "Preferred Shares") of Abraxas Petroleum for a purchase price of $80,000. On October 26, 2022, the Company exchanged the Preferred Shares for 90% of the outstanding common stock of Abraxas Petroleum. We have concluded that Abraxas Petroleum is a consolidated entity and have recorded noncontrolling interests attributable to the interest held by other shareholders. The Company used working capital including its line of credit to fund the purchase of the Preferred Shares. Abraxas Petroleum operates oil and natural gas properties in the Permian Basin. The Company's financial results include the results of Abraxas Petroleum from the acquisition date to the end of the year.

Note 2.   Business Acquisitions *(continued)*

The purchase price allocation is provisional and subject to revision as the related valuations are completed.

	September 14, 2022
Cash and cash equivalents	$ 21,726
Receivables and other assets	6,518
Property and equipment	75,400
Total identifiable assets acquired	103,644
Accounts payable and accrued expenses	(10,719)
Asset retirement obligations	(3,587)
Deferred taxes	(449)
Total liabilities assumed	(14,755)
Minority interest	(8,889)
Total consideration	$ 80,000

On March 9, 2020, Biglari Holdings acquired the stock of Southern Pioneer Property & Casualty Insurance Company and its agency, Southern Pioneer Insurance Agency, Inc. (collectively "Southern Pioneer"). Southern Pioneer underwrites garage liability insurance and commercial property coverage, homeowners and dwelling fire insurance coverage, among other lines. The financial results for Southern Pioneer are included from the date of acquisition. Pro-forma financial information of Southern Pioneer is not material.

Note 3.   Investments

Investments were $69,466 and $83,061 as of December 31, 2022 and 2021, respectively. We classify investments in fixed maturity securities at the acquisition date as either available-for-sale or held-to-maturity and re-evaluate the classification at each balance sheet date. Securities classified as held-to-maturity are carried at amortized cost, reflecting the ability and intent to hold the securities to maturity. Realized gains and losses on disposals of investments are determined on a specific identification basis. Dividends earned on investments are reported as investment income by our insurance companies. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating.

Investment losses in 2022 were $3,393. Investment gains in 2021 were $6,401, which includes a $5,047 gain on the sale of real estate. The Company purchased 26 acres of land in Murfreesboro, Tennessee, in 2014 for $2,145 and sold it in the third quarter of 2021. Investment gains were $3,644 in 2020.

Note 4.   Investment Partnerships

The Company reports on the limited partnership interests in investment partnerships under the equity method of accounting. We record our proportional share of equity in the investment partnerships but exclude Company common stock held by said partnerships. The Company's pro-rata share of its common stock held by the investment partnerships is recorded as treasury stock even though these shares are legally outstanding. The Company records gains/losses from investment partnerships (inclusive of the investment partnerships' unrealized gains and losses on their securities) in the consolidated statements of earnings based on our carrying value of these partnerships. The fair value is calculated net of the general partner's accrued incentive fees. Gains and losses on Company common stock included in the earnings of these partnerships are eliminated because they are recorded as treasury stock.

Biglari Capital is the general partner of the investment partnerships and is an entity solely owned by Mr. Biglari.

Note 4. **Investment Partnerships** *(continued)*

The fair value and adjustment for Company common stock held by the investment partnerships to determine the carrying value of our partnership interest are presented below.

	Fair Value	Company Common Stock	Carrying Value
Partnership interest at December 31, 2019	$ 666,123	$ 160,581	$ 505,542
Investment partnership gains (losses)	(46,997)	(3,965)	(43,032)
Distributions (net of contributions)	(28,200)		(28,200)
Increase in proportionate share of Company stock held		14,760	(14,760)
Partnership interest at December 31, 2020	$ 590,926	$ 171,376	$ 419,550
Investment partnership gains (losses)	51,145	40,192	10,953
Distributions (net of contributions)	(167,870)		(167,870)
Increase in proportionate share of Company stock held		12,234	(12,234)
Partnership interest at December 31, 2021	$ 474,201	$ 223,802	$ 250,399
Investment partnership gains (losses)	(80,374)	(4,421)	(75,953)
Distributions (net of contributions)	(10,823)		(10,823)
Increase in proportionate share of Company stock held		7,829	(7,829)
Partnership interest at December 31, 2022	$ 383,004	$ 227,210	$ 155,794

The carrying value of the investment partnerships net of deferred taxes is presented below.

	December 31,	
	2022	2021
Carrying value of investment partnerships	$ 155,794	$ 250,399
Deferred tax liability related to investment partnerships	(23,643)	(44,532)
Carrying value of investment partnerships net of deferred taxes	$ 132,151	$ 205,867

The Company's proportionate share of Company stock held by the investment partnerships at cost was $409,680 and $401,851 at December 31, 2022 and 2021, respectively, and was recorded as treasury stock.

The carrying value of the partnership interest approximates fair value adjusted by the value of held Company stock. Fair value of our partnership interest is assessed according to our proportional ownership interest of the fair value of investments held by the investment partnerships. Unrealized gains and losses on marketable securities held by the investment partnerships affect our net earnings.

Gains/losses from investment partnerships recorded in the Company's consolidated statements of earnings are presented below.

	2022	2021	2020
Gains (losses) from investment partnerships	$ (75,953)	$ 10,953	$ (43,032)
Tax expense (benefit)	(18,992)	2,054	(10,526)
Contribution to net earnings	$ (56,961)	$ 8,899	$ (32,506)

On December 31 of each year, the general partner of the investment partnerships, Biglari Capital, will earn an incentive reallocation fee for the Company's investments equal to 25% of the net profits above an annual hurdle rate of 6% over the previous high-water mark. Our policy is to accrue an estimated incentive fee throughout the year. The total incentive reallocation from Biglari Holdings to Biglari Capital includes gains on the Company's common stock. Gains and losses on the Company's common stock and the related incentive reallocations are eliminated in our financial statements.

There were no incentive reallocations from Biglari Holdings to Biglari Capital during 2022 and 2021. There were $987 of incentive reallocations from Biglari Holdings to Biglari Capital during 2020, including $253 associated with gains on the Company's common stock.

Note 4.   **Investment Partnerships** *(continued)*

Summarized financial information for The Lion Fund, L.P., and The Lion Fund II, L.P., is presented below.

	Equity in Investment Partnerships	
	Lion Fund	Lion Fund II
Total assets as of December 31, 2022	$ 285,071	$ 330,832
Total liabilities as of December 31, 2022	$ 10,517	$ 167,847
Revenue for the year ended December 31, 2022	$ (8,353)	$ (79,397)
Earnings for the year ended December 31, 2022	$ (8,690)	$ (82,534)
Biglari Holdings' ownership interest	88.5 %	86.0 %
Total assets as of December 31, 2021	$ 114,749	$ 564,022
Total liabilities as of December 31, 2021	$ 7,763	$ 130,417
Revenue for the year ended December 31, 2021	$ 20,068	$ 41,486
Earnings for the year ended December 31, 2021	$ 19,994	$ 40,621
Biglari Holdings' ownership interest	62.7 %	93.9 %
Total assets as of December 31, 2020	$ 112,970	$ 566,663
Total liabilities as of December 31, 2020	$ 189	$ 25,453
Revenue for the year ended December 31, 2020	$ (4,052)	$ (48,544)
Earnings for the year ended December 31, 2020	$ (4,120)	$ (49,832)
Biglari Holdings' ownership interest	66.2 %	95.4 %

Revenue in the financial information of the investment partnerships, summarized above, includes investment income and unrealized gains and losses on investments.

Note 5.   **Other Current Assets**

Other current assets include the following.

	December 31,	
	2022	2021
Deferred commissions on gift cards sold by third parties	$ 1,454	$ 3,221
Asset held for sale	4,700	—
Prepaid contractual obligations	4,341	3,867
Other current assets	$ 10,495	$ 7,088

The asset held for sale is Abraxas Petroleum's office building in San Antonio, Texas.

Note 6.   Property and Equipment

Property and equipment are composed of the following.

	December 31,	
	2022	2021
Land	$ 143,313	$ 144,605
Buildings	151,627	148,605
Land and leasehold improvements	151,496	147,349
Equipment	222,661	224,581
Oil and gas properties	144,888	74,147
Construction in progress	2,238	2,815
	816,223	742,102
Less accumulated depreciation, depletion, and amortization	(415,498)	(392,751)
Property and equipment, net	$ 400,725	$ 349,351

The depreciation and amortization expense for property and equipment for 2022, 2021, and 2020 was $28,879, $22,012, and $19,586, respectively. The depletion expense related to oil and gas properties was $7,024, $7,600, and $11,989 during 2022, 2021, and 2020, respectively. The accretion expense of the Company's asset retirement obligations was $540, $438, and $497 during 2022, 2021, and 2020, respectively. Depletion and accretion expense are included in depreciation, depletion, and amortization expense within the consolidated statement of earnings.

The Company recorded impairments to restaurant long-lived assets of $3,520, $4,635, and $19,618 during 2022, 2021, and 2020, respectively. The fair value of the long-lived assets was determined based on Level 3 inputs using a discounted cash flow model and quoted prices for the properties.

The property and equipment cost related to finance obligations as of December 31, 2022, is as follows: $45,138 of buildings, $45,148 of land, $26,614 of land and leasehold improvements, and $57,754 of accumulated depreciation.

Note 7.   Asset Retirement Obligations

A reconciliation of the ending aggregate carrying amount of asset retirement obligations is as follows.

	December 31	
	2022	2021
Beginning balance	$ 10,624	$ 10,258
Acquired balance	3,587	—
Liabilities settled	(106)	(72)
Accretion expense	540	438
Asset retirement obligation	$ 14,645	$ 10,624

As of December 31, 2022 and 2021, $577 and $235, respectively, is classified as current and is included in accounts payable and accrued expenses in the consolidated balance sheets.

Note 8.   Goodwill and Other Intangible Assets

Goodwill
Goodwill consists of the excess of the purchase price over the fair value of the net assets acquired in connection with business acquisitions. No goodwill was recorded with the acquisition of Southern Oil or Abraxas Petroleum.

Note 8.   **Goodwill and Other Intangible Assets** *(continued)*

A reconciliation of the change in the carrying value of goodwill is as follows.

	Restaurants	Insurance	Total
Balance as of December 31, 2020			
Goodwill	$ 28,183	$ 25,713	$ 53,896
Accumulated impairment losses	(300)	—	(300)
	$ 27,883	$ 25,713	$ 53,596
Change in foreign exchange rates during 2021	(49)	—	(49)
Balance as of December 31, 2021	$ 27,834	$ 25,713	$ 53,547
Change in foreign exchange rates during 2022	(34)	—	(34)
Balance as of December 31, 2022	$ 27,800	$ 25,713	$ 53,513

We evaluate goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill impairment occurs when the estimated fair value of goodwill is less than its carrying value. GAAP allows entities testing for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit for the goodwill impairment test. For our 2022 annual goodwill impairment testing, we elected to perform qualitative assessments for our reporting units. No indicators of impairment were noted. If a quantitative test were to be utilized for our reporting units, it would estimate the fair value of each reporting unit and compare it to its carrying value. To the extent the fair value was in excess of the carrying value, no impairment would be recognized. Otherwise, an impairment loss would be recognized for the amount that the carrying value of our reporting units, including goodwill, exceeded its fair value. In performing the quantitative test of goodwill, fair value would be determined based on a calculation that gives consideration to an income approach utilizing the discounted cash flow method and to a market approach using the market comparable and market transaction methods. No impairment was recorded for our reporting units in 2022 and 2021. The fair value of certain of Steak n Shake's reporting units declined in 2020, and an impairment to goodwill of $300 was recorded in 2020. An impairment of Western Sizzlin's goodwill may be necessary if a significant decline in its franchise units occurs.

Other Intangible Assets
Intangible assets with indefinite lives are composed of the following.

	Trade Names	Lease Rights	Total
Balance as of December 31, 2020			
Intangibles	$ 15,876	$ 11,917	$ 27,793
Accumulated impairment losses	—	(3,728)	(3,728)
	$ 15,876	$ 8,189	$ 24,065
Change in foreign exchange rates during 2021	—	(602)	(602)
Balance as of December 31, 2021	$ 15,876	$ 7,587	$ 23,463
Change in foreign exchange rates during 2022	—	(426)	(426)
Balance as of December 31, 2022	$ 15,876	$ 7,161	$ 23,037

Intangible assets with indefinite lives consist of trade names and lease rights. No impairment was recorded in 2022 or 2021. During 2020, the Company recorded impairment charges of $3,728 on lease rights to our international operations because of the adverse effects of the COVID-19 pandemic.

Note 9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include the following.

	December 31,	
	2022	2021
Accounts payable	$ 28,431	$ 36,684
Gift cards and other marketing	12,028	19,244
Insurance accruals	6,012	7,936
Salaries, wages, and vacation	4,400	5,905
Deferred revenue	4,445	6,683
Taxes payable	14,896	11,392
Professional fees	600	11,731
Oil and gas payable	3,877	1,936
Other	3,927	464
Accounts payable and accrued expenses	$ 78,616	$ 101,975

Note 10. Unpaid loss and loss adjustment expense

Other liabilities for unpaid losses and loss adjustment expenses (also referred to as "claim liabilities") under insurance contracts are based upon estimates of the ultimate claim costs associated with claim occurrences as of the balance sheet date and include estimates for incurred-but-not-reported ("IBNR") claims. A reconciliation of the changes in claim liabilities, net of reinsurance, is as follows.

	December 31,	
	2022	2021
Amount of claim liabilities at the beginning of the year, net of reinsurance loss recoverable of $1,892 and $1,544, respectively	$ 13,101	$ 12,429
Incurred losses and loss adjustment expenses:		
Provision for insured events in the current year	37,837	29,343
Change in provision for insured events of prior years	(652)	(1,695)
Total incurred losses and loss adjustment expenses	37,185	27,648
Payments:		
Losses and loss adjustment expenses attributable to insured events of the current year	27,415	21,926
Losses and loss adjustment expenses attributable to insured events of prior years	6,066	5,050
Total payments	33,481	26,976
Amount of claim liabilities at the end of each year, net of reinsurance loss recoverable of $715 and $1,892, respectively	$ 16,805	$ 13,101

Incurred losses and loss adjustment expenses shown in the preceding table were recorded in earnings and related to insured events occurring in the current year and events occurring in all prior years. Incurred and paid loss and loss adjustment expenses are net of reinsurance recoveries.

We recorded net reductions of estimated ultimate liabilities for prior accident years of $652 in 2022 and $1,695 in 2021. These reductions, as a percentage of net liabilities at the beginning of each year, were 5.0% in 2022 and 13.6% in 2021.

Note 10.   Unpaid losses and loss adjustment expenses *(continued)*

Our net incurred and paid liability losses and loss adjustment expenses are summarized by accident year below. IBNR and case development liabilities are as of December 31, 2022.

Incurred Losses and Loss Adjustment Expenses through December 31,

Accident Year	2017*	2018*	2019*	2020*	2021*	2022	IBNR and Case Development Liabilities	Cumulative Number of Reported Claims
2017	$ 29,877	$ 28,778	$ 28,944	$ 28,553	$ 28,231	$ 29,452	$ 229	$ 4,322
2018		26,930	26,660	26,455	26,387	27,616	359	3,746
2019			27,675	26,758	26,461	27,295	1,013	3,630
2020				26,755	25,176	25,594	978	3,640
2021					26,892	27,518	3,834	3,633
2022						35,996	10,392	3,703
						$173,471		

Cumulative Paid Losses and Loss Adjustment Expenses through December 31,

Accident Year	2017*	2018*	2019*	2020*	2021*	2022
2017	$ 22,293	$ 25,491	$ 26,991	$ 27,548	$ 27,815	$ 29,223
2018		20,246	23,796	24,844	25,589	27,257
2019			20,755	23,787	24,647	26,282
2020				20,481	22,614	24,616
2021					19,649	23,684
2022						25,604
						$156,666

Unaudited required supplemental information

Loss and loss adjustment expense reserves include an amount for reported losses and an amount for losses incurred but not reported. We establish average liabilities based on expected severities for newly reported claims prior to establishing individual case reserves when insufficient time or information is available for specific claim estimates and for large volumes of minor physical damage claims that, once reported, are quickly settled. We establish case loss estimates for claims, including estimates for loss adjustment expenses, as the facts and merits of the claim are evaluated. Such reserves are necessarily based upon estimates, and while management, based on past experience, believes that the amount is adequate, the ultimate liability may be more or less than the amounts provided. We may record supplemental IBNR liabilities in certain situations when actuarial techniques are difficult to apply. The methods for making such estimates and for establishing the resulting reserves are continually reviewed, and any adjustments are reflected in operations annually.

First Guard

First Guard's claim liabilities predominately relate to commercial truck claims. For such claims, we establish and evaluate unpaid claim liabilities using historical claims data and other data as necessary to determine our best estimate, with an annual review by certified actuaries and certified public accountants. Claim liabilities include average case, case development, and IBNR estimates.

Note 10.   Unpaid losses and loss adjustment expenses *(continued)*

Southern Pioneer

Southern Pioneer's claim liabilities predominately relate to liquor liability, garage liability, and commercial property as well as homeowners and dwelling fire claims. For such claims, we establish and evaluate unpaid claim liabilities using standard actuarial methods and techniques. The actuarial methods utilize historical claims data, adjusted when deemed appropriate to reflect perceived changes in loss patterns. Claim liabilities include average case, case development, and IBNR estimates.

Note 11.   Income Taxes

The components of the provision for income taxes consist of the following.

	2022	2021	2020
Current:			
Federal...	$ 1,935	$ 1,053	$ (472)
State..	2,925	467	476
Deferred	(15,582)	5,269	(12,216)
Income tax expense (benefit)...	$ (10,722)	$ 6,789	$ (12,212)
Reconciliation of effective income tax:			
Tax at U.S. statutory rates..	$ (9,036)	$ 8,875	$ (10,542)
State income taxes, net of federal benefit	(555)	192	(1,750)
Federal income tax credits	(106)	(864)	(424)
Dividends received deduction..	(1,183)	(468)	(233)
Valuation allowance..	614	(723)	733
Foreign tax rate differences	(124)	(78)	240
Other	(332)	(145)	(236)
Income tax expense (benefit)...	$ (10,722)	$ 6,789	$ (12,212)

The Company did not have a net tax expense or benefit on income from international operations. Losses before income taxes derived from domestic operations during 2022 were $40,624, earnings before income taxes derived from domestic operations during 2021 were $43,886, and losses before income taxes derived from domestic operations during 2020 were $40,989. Losses before income taxes derived from international operations during 2022, 2021, and 2020 were $2,403, $1,619, and $9,212, respectively.

As of December 31, 2022, we had $99 of unrecognized tax benefits, including $13 of interest and penalties, which are included in other long-term liabilities in the consolidated balance sheet. As of December 31, 2021, we had $83 of unrecognized tax benefits, including $4 of interest and penalties, which is included in other long-term liabilities in the consolidated balance sheet. Our continuing practice is to recognize interest expense and penalties related to income tax matters in income tax expense. The unrecognized tax benefits of $99 would impact the effective income tax rate if recognized. Adjustments to the Company's unrecognized tax benefit for gross increases for the current period tax position, gross decreases for prior period tax positions, and the lapse of statutes of limitations during 2022, 2021, and 2020 were not significant.

We file income tax returns which are periodically audited by various foreign, federal, state, and local jurisdictions. With few exceptions, we are no longer subject to federal, state, and local tax examinations for fiscal years prior to 2019. We believe we have certain state income tax exposures related to fiscal years 2018 through 2022.

Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Note 11.   Income Taxes *(continued)*

Our deferred tax assets and liabilities consist of the following.

	December 31,	
	2022	2021
Deferred tax assets:		
Insurance reserves	$ 1,490	$ 1,464
Compensation accruals	373	647
Gift card accruals	1,159	2,350
Net operating loss credit carryforward	12,597	11,018
Valuation allowance on net operating losses	(6,043)	(5,429)
Fixed assets and depletable assets basis difference	(3,867)	588
Income tax credit carryforward	—	813
Deferred income	830	1,106
Bad debt reserve	1,104	1,052
Other	487	796
Total deferred tax assets	8,130	14,405
Deferred tax liabilities:		
Investment partnerships	23,643	44,532
Investments	(197)	845
Goodwill and intangibles	16,027	15,561
Total deferred tax liabilities	39,473	60,938
Net deferred tax liability	$ (31,343)	$ (46,533)

Accounts payable and accrued expenses include income taxes payable of $3,881 as of December 31, 2022. Receivables include income taxes receivable of $344 as of December 31, 2021.

Note 12.   Line of Credit and Note Payable

Biglari Holdings Line of Credit
On September 13, 2022, Biglari Holdings entered into a line of credit in an aggregate principal amount of up to $30,000. The line of credit will be available on a revolving basis until September 12, 2024. The line of credit includes customary covenants, as well as financial maintenance covenants. The balance of the line of credit on December 31, 2022, was $10,000. Our interest rate was 6.53% on December 31, 2022, which is based on the 30-day Secured Overnight Financing Rate plus 2.728%.

Steak n Shake Credit Facility
On March 19, 2014, Steak n Shake and its subsidiaries entered into a credit agreement which provided for a senior secured term loan facility in an aggregate principal amount of $220,000. The term loan was scheduled to mature on March 19, 2021. The Company repaid Steak n Shake's outstanding balance in full on February 19, 2021.

Western Sizzlin Revolver
Western Sizzlin's available line of credit is $500. As of December 31, 2022 and 2021, Western Sizzlin had no debt outstanding under its revolver.

Note 13. **Lease Assets and Obligations**

Lease obligations include the following.

	December 31,			
		2022		2021
Current portion of lease obligations				
Finance lease liabilities..	$	1,237	$	1,414
Finance obligations..		5,161		4,944
Operating lease liabilities		10,583		10,540
Total current portion of lease obligations...	$	16,981	$	16,898
Long-term lease obligations				
Finance lease liabilities..	$	4,129	$	5,347
Finance obligations..		58,868		63,119
Operating lease liabilities		28,847		36,013
Total long-term lease obligations	$	91,844	$	104,479

Nature of Leases
Steak n Shake and Western Sizzlin operate restaurants that are located on sites owned by us and leased from third parties. In addition, they own sites and lease sites from third parties that are leased and/or subleased to franchisees.

Lease Costs
A significant portion of our operating and finance lease portfolio includes restaurant locations. We recognize fixed lease expense for operating leases on a straight-line basis over the lease term. For finance leases, we recognize amortization expense on the right-of-use asset and interest expense on the lease liability over the lease term.

Total lease costs consist of the following.

	2022		2021		2020	
Finance lease costs:						
Amortization of right-of-use assets	$	1,290	$	1,576	$	1,404
Interest on lease liabilities		422		521		582
Operating lease costs*..		2,736		1,119		9,995
Total lease costs	$	4,448	$	3,216	$	11,981

Includes short-term leases, variable lease costs, and sublease income.

Supplemental cash flow information related to leases is as follows.

	Year Ended December 31,			
		2022		2021
Cash paid for amounts included in the measurement of lease liabilities:				
Financing cash flows from finance leases	$	1,396	$	1,629
Operating cash flows from finance leases	$	421	$	506
Operating cash flows from operating leases...	$	12,946	$	13,195

Supplemental balance sheet information related to leases is as follows.

	December 31, 2022		December 31, 2021	
Finance leases:				
Property and equipment, net...	$	4,352	$	5,634

Note 13.   Lease Asset and Obligations *(continued)*

Weighted-average lease terms and discount rates are as follows.

	2022
Weighted-average remaining lease terms:	
Finance leases	4.32 years
Operating leases	4.53 years
Weighted-average discount rates:	
Finance leases	7.0%
Operating leases	7.0%

Maturities of lease liabilities as of December 31, 2022, are as follows.

Year	Operating Leases	Finance Leases
2023	$ 12,816	$ 1,569
2024	10,109	1,534
2025	8,277	1,298
2026	5,630	959
2027	3,333	623
After 2027	5,890	232
Total lease payments	46,055	6,215
Less interest	6,625	849
Total lease liabilities	$ 39,430	$ 5,366

Rent expense is presented below.

	2022	2021	2020
Minimum rent	$ 14,333	$ 14,926	$ 15,672
Contingent rent	105	137	137
Rent expense	$ 14,438	$ 15,063	$ 15,809

Lease Income
The components of lease income are as follows.

	2022	2021	2020
Operating lease income	$ 15,698	$ 13,173	$ 5,027
Variable lease income	5,875	3,479	1,738
Total lease income	$ 21,573	$ 16,652	$ 6,765

Note 13.   Lease Asset and Obligations *(continued)*

The following table displays the Company's future minimum rental receipts for non-cancelable leases and subleases as of December 31, 2022. Franchise partner leases and subleases are short-term leases and have been excluded from the table.

	Operating Leases	
Year	Subleases	Owned Properties
2023	$ 747	$ 162
2024	503	162
2025	454	162
2026	134	154
2027	116	116
After 2027	125	347
Total future minimum receipts	$ 2,079	$ 1,103

Note 14.   Related Party Transactions

Services Agreement

During 2017, the Company entered into a services agreement with Biglari Enterprises LLC and Biglari Capital Corp. (collectively, the "Biglari Entities") under which the Biglari Entities provide business and administrative related services to the Company. The Biglari Entities are owned by Mr. Biglari. The services agreement has a rolling five-year term, with annual adjustments to the fixed fee. The fixed fee has not been adjusted, remaining at $700 per month since inception.

The Company paid Biglari Enterprises $8,400 in service fees during 2022 and 2021. The services agreement does not alter the Company's hurdle rate connected with the incentive reallocation paid to Biglari Capital Corp.

Investments in The Lion Fund, L.P., and The Lion Fund II, L.P.

As of December 31, 2022, the Company's investments in The Lion Fund, L.P., and The Lion Fund II, L.P., had a fair value of $383,004.

Contributions to and distributions from The Lion Fund, L.P., and The Lion Fund II, L.P., were as follows.

	2022	2021	2020
Contributions	$ 59,877	$ 12,300	$ 70,130
Distributions	(70,700)	(180,170)	(98,330)
	$ (10,823)	$ (167,870)	$ (28,200)

As the general partner of the investment partnerships, Biglari Capital will earn an incentive reallocation fee, on December 31 of each year, for the Company's investments equal to 25% of the net profits above a hurdle rate of 6% over the previous high-water mark. There were no incentive reallocations in 2022 or 2021. There were $987 of incentive reallocations from Biglari Holdings to Biglari Capital during 2020, including $253 associated with gains on the Company's common stock. Gains on the Company's common stock and the related incentive reallocations are eliminated in our financial statements.

Incentive Agreement

The Incentive Agreement establishes a performance-based annual incentive payment for Mr. Biglari contingent upon the growth in adjusted equity in each year attributable to our operating businesses. In order for Mr. Biglari to receive any incentive, our operating businesses must achieve an annual increase in shareholders' equity in excess of 6% (the "hurdle rate") above the previous highest level (the "high-water mark"). Mr. Biglari will receive 25% of any incremental book value created above the high-water mark plus the hurdle rate. In any year in which book value declines, our operating businesses must completely recover their deficit from the previous high-water mark, and attain the hurdle rate, before Mr. Biglari becomes eligible to receive any further incentive payment. No incentive fees were earned during 2022, 2021, or 2020.

Note 15.   Commitments and Contingencies

We are involved in various legal proceedings and have certain unresolved claims pending. We believe, based on examination of these matters and experiences to date, that the ultimate liability, if any, in excess of amounts already provided in our consolidated financial statements, is not likely to have a material effect on our results of operations, financial position, or cash flow.

Note 16.   Fair Value of Financial Assets

The fair values of substantially all of our financial instruments were measured using market or income approaches. Considerable judgment may be required in interpreting the market data used to develop the estimates of fair value. Accordingly, the fair values presented are not necessarily indicative of the amounts that could be realized in an actual current market exchange. The use of alternative market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

The hierarchy for measuring fair value consists of Levels 1 through 3, which are described below.

- Level 1 – Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

- Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs), such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that may be considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. Pricing evaluations generally reflect discounted expected future cash flows, which incorporate yield curves for instruments with similar characteristics, such as credit ratings, estimated durations, and yields for other instruments of the issuer or entities in the same industry sector.

- Level 3 – Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities and we may be unable to corroborate the related observable inputs. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities.

The following methods and assumptions were used to determine the fair value of each class of the following assets recorded at fair value in the consolidated balance sheets:

Cash equivalents: Cash equivalents primarily consist of money market funds, which are classified within Level 1 of the fair value hierarchy.

Equity securities: The Company's investments in equity securities are classified within Levels 1 and 2 of the fair value hierarchy.

Bonds: The Company's investments in bonds consist of both corporate and government debt. Bonds are classified as Level 1 of the fair value hierarchy.

Non-qualified deferred compensation plan investments: The assets of the non-qualified plan are set up in a rabbi trust. They represent mutual funds and publicly traded securities, each of which are classified within Level 1 of the fair value hierarchy.

Derivative instruments: Options related to equity securities are marked to market each reporting period and are classified within Level 2 of the fair value hierarchy depending on the instrument.

Note 16.   Fair Value of Financial Assets *(continued)*

As of December 31, 2022 and 2021, the fair values of financial assets were as follows.

	December 31,							
	2022				2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets								
Cash equivalents	$ 17,608	$ —	$ —	$ 17,608	$ 18,447	$ —	$ —	$ 18,447
Equity securities:								
Consumer goods	17,274	—	—	17,274	10,775	2,368	—	13,143
Other	2,031	—	—	2,031	9,400	—	—	9,400
Bonds:								
Government	48,456	—	—	48,456	54,584	—	—	54,584
Corporate	2,199	—	—	2,199	4,512	—	—	4,512
Options on equity securities ..	—	—	—	—	—	2,095	—	2,095
Non-qualified deferred compensation plan investments	699	—	—	699	1,607	—	—	1,607
Total assets at fair value	$ 88,267	$ —	$ —	$ 88,267	$ 99,325	$ 4,463	$ —	$ 103,788

There were no changes in the valuation techniques used to measure fair values on a recurring basis.

Note 17.   Business Segment Reporting

Our reportable business segments are organized in a manner that reflects how management views those business activities. Our restaurant operations include Steak n Shake and Western Sizzlin. Our insurance operations include First Guard and Southern Pioneer. Our oil and gas operations include Southern Oil and Abraxas Petroleum. The Company also reports segment information for Maxim. Other business activities not specifically identified with reportable business segments are presented in corporate. We report our earnings from investment partnerships separate from our corporate expenses. We assess and measure segment operating results based on segment earnings as disclosed below. Segment earnings from operations are neither necessarily indicative of cash available to fund cash requirements nor synonymous with cash flow from operations. The tabular information that follows shows data of our reportable segments reconciled to amounts reflected in the consolidated financial statements.

Note 17. Business Segment Reporting *(continued)*

A disaggregation of our consolidated data for each of the three most recent years is presented in the tables which follow.

	Revenue		
	2022	2021	2020
Operating Businesses:			
Restaurant Operations:			
Steak n Shake	$ 231,820	$ 263,135	$ 344,305
Western Sizzlin	9,748	8,155	6,361
Total Restaurant Operations	241,568	271,290	350,666
Insurance Operations:			
Underwriting:			
First Guard	35,914	33,521	30,210
Southern Pioneer	24,035	21,890	19,010
Investment income and other	4,591	3,198	3,459
Total Insurance Operations	64,540	58,609	52,679
Oil and Gas Operations:			
Southern Oil	46,091	33,004	26,255
Abraxas Petroleum	11,455	—	—
Total Oil and Gas Operations	57,546	33,004	26,255
Maxim	4,577	3,203	4,083
	$ 368,231	$ 366,106	$ 433,683

Note 17. Business Segment Reporting *(continued)*

	Earnings (Loss) Before Income Taxes		
	2022	2021	2020
Operating Businesses:			
Restaurant Operations:			
Steak n Shake	$ 11,478	$ 13,524	$ (4,587)
Western Sizzlin	1,484	931	(765)
Total Restaurant Operations	12,962	14,455	(5,352)
Insurance Operations:			
Underwriting:			
First Guard	6,578	10,573	9,379
Southern Pioneer	(1,277)	1,744	620
Investment income and other	4,603	2,118	2,432
Total Insurance Operations	9,904	14,435	12,431
Oil and Gas Operations:			
Southern Oil	24,539	9,713	2,018
Abraxas Petroleum	652	—	—
Total Oil and Gas Operations	25,191	9,713	2,018
Maxim	1,760	814	1,784
Interest expense not allocated to segments	(399)	(1,121)	(9,262)
Operating Businesses	49,418	38,296	1,619
Corporate and other	(13,099)	(13,383)	(12,432)
Investment gains (losses)	(3,393)	6,401	3,644
Investment partnership gains (losses)	(75,953)	10,953	(43,032)
	$ (43,027)	$ 42,267	$ (50,201)

	Capital Expenditures		
	2022	2021	2020
Operating Businesses:			
Restaurant	$ 24,470	$ 60,296	$ 17,858
Insurance	1,558	1,451	5
Oil and Gas	906	996	2,806
Operating Businesses	26,934	62,743	20,669
Corporate and other	2,812	1,806	33
Consolidated results	$ 29,746	$ 64,549	$ 20,702

Note 17. Business Segment Reporting *(continued)*

	Depreciation, Depletion, and Amortization		
	2022	2021	2020
Operating Businesses:			
Restaurant	$ 27,496	$ 21,484	$ 19,042
Insurance..	193	176	414
Oil and Gas	8,013	8,073	12,527
Operating Businesses	35,702	29,733	31,983
Corporate and other	741	317	239
Consolidated results	$ 36,443	$ 30,050	$ 32,222

A disaggregation of our consolidated assets is presented in the table that follows.

	Identifiable Assets	
	December 31,	
	2022	2021
Reportable segments:		
Restaurant Operations:		
Steak n Shake	$ 341,199	$ 377,676
Western Sizzlin	19,431	17,239
Total Restaurant Operations...	360,630	394,915
Insurance Operations:		
First Guard..	58,997	74,615
Southern Pioneer..	75,373	72,321
Total Insurance Operations	134,370	146,936
Oil and Gas Operations:		
Southern Oil..	49,416	53,359
Abraxas Petroleum	81,339	—
Total Oil and Gas Operations..	130,755	53,359
Maxim	16,093	16,605
Corporate..	30,832	32,593
Investment partnerships	155,794	250,399
Total assets..	$ 828,474	$ 894,807

Note 18.   Supplemental Disclosures of Cash Flow Information

A summary of supplemental cash flow information for each of the three years ending December 31, 2022, 2021 and 2020 is presented in the following table.

	2022	2021	2020
Cash paid during the year for:			
Interest on debt	$ 359	$ 994	$ 9,397
Interest on obligations under leases	5,493	6,039	6,274
Income taxes	1,092	4,532	15,402
Non-cash investing and financing activities			
Capital expenditures in accounts payable	1,897	8,733	2,399
Finance lease additions	—	733	3,285
Finance lease retirements	—	1,216	4,842

Note 19.   Supplemental Oil and Gas Disclosures (Unaudited)

The Company has determined it had significant oil and gas producing activities during the years ended December 31, 2022 and December 31, 2021 in accordance with ASC 932 "*Extractive Activities — Oil and Gas.*" The Company did not have significant oil and gas producing activities within the meaning of ASC 932 during the year ended December 31, 2020.

Estimated Quantities of Proved Oil and Natural Gas Reserves
The Company classifies recoverable hydrocarbons based on their status at the time of reporting. Within the commercial classification are proved reserves and two categories of unproved reserves: probable and possible. The potentially recoverable categories are also referred to as contingent resources. For reserve estimates to be classified as proved, they must meet all SEC and Company standards.

Proved oil and gas reserves are the estimated quantities that geoscience and engineering data demonstrate with reasonable certainty to be economically producible from known reservoirs under existing economic conditions, operating methods, and government regulations. Net proved reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at the time of the estimate. Proved reserves are classified as either developed or undeveloped. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are the quantities expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

We engaged Netherland, Sewell & Associates, Inc. ("NSAI"), to prepare our reserve estimates for all of our estimated proved reserves at December 31, 2022. All proved oil and natural gas reserves are located in the United States, primarily offshore in the shallow waters of the Gulf of Mexico and in the Permian Basin.

Note 19.   Supplemental Oil and Gas Disclosures (Unaudited) *(continued)*

The following table sets forth our estimate of the net proved oil and gas reserves for the year ended December 31, 2022 and 2021.

	Oil (MBbl)	Gas (MMcf)	Liquids (Bbl)	MBOE
Total proved reserves at December 31, 2020	2,223	24,917	—	6,376
Revisions	433	4,235	—	1,139
Extensions	62	189	—	94
Production	(357)	(2,798)	—	(824)
Total proved reserves at December 31, 2021	2,361	26,544	—	6,785
Revisions	(355)	(3,288)	—	(903)
Extensions	—	—	—	—
Acquisition of reserves	3,415	19,334	1,550	8,188
Production	(450)	(2,341)	(42)	(882)
Total proved reserves at December 31, 2022	4,971	40,249	1,508	13,188
Proved developed reserves				
December 31, 2022	4,507	32,132	1,508	11,371
December 31, 2021	1,897	18,427	—	4,968
Proved undeveloped reserves				
December 31, 2022	464	8,117	—	1,817
December 31, 2021	464	8,117	—	1,817

Revisions are affected by commodity prices as well as changes to previous proved reserve estimates based on the evaluation of production and operating performance data.

Bbl — One stock tank barrel, or 42 United States gallons liquid volume.
MBbl — Thousand barrels.
MMcf — Million cubic feet of natural gas.
MBOE — Thousand barrels of oil equivalent.

Natural gas is converted to an oil equivalent basis at six thousand cubic feet per one barrel of oil.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves
The standardized measure of discounted future net cash flows presented in the following table was computed using the 12-month unweighted average of the first-day-of-the-month commodity prices, the costs in effect at December 31, 2022 and 2021, and a 10 percent discount factor. The Company cautions that actual future net cash flows may vary considerably from these estimates. Although the Company's estimates of total proved reserves, development costs, and production rates were based on the best available information, the development and production of the crude oil and natural gas reserves may not occur in the periods assumed. Actual prices realized, costs incurred, and production quantities may vary significantly from those used. Therefore, the estimated future net cash flow computations should not be considered to represent the Company's estimate of the expected revenues or the current value of proved reserves.

Note 19. Supplemental Oil and Gas Disclosures (Unaudited) *(continued)*

The following table sets forth the standardized measure of discounted future net cash flows attributable to proved crude oil and natural gas reserves as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Future cash inflows	$ 728,382	$ 247,294
Future production costs	(288,816)	(78,207)
Future development and abandonment costs	(36,719)	(32,673)
Future income tax expense	(69,999)	(28,904)
Future net cash flows	332,848	107,510
10% annual discount for estimated timing of cash flows	(122,781)	(29,751)
Standardized measure of discounted future net cash flows	$ 210,067	$ 77,759

Changes in Standardized Measure of Discounted Future Net Cash Flows
Principle changes in the standardized measure of discounted future net cash flows attributable to the Company's proved oil and natural gas reserves are as follows.

Standardized measure at December 31, 2020	$ 31,330
Net change in prices and production costs	67,058
Net change in future development costs	(85)
Sales of oil and natural gas, net of production expenses	(22,098)
Extensions	104
Revisions of previous quantity estimates	17,754
Net change in taxes	(14,604)
Accretion of discount	3,759
Changes in timing and other	(5,459)
Standardized measure at December 31, 2021	$ 77,759
Net change in prices and production costs	58,439
Net change in future development costs	104
Sales of oil and natural gas, net of production expenses	(41,859)
Extensions	—
Acquisition of reserves	141,051
Revisions of previous quantity estimates	(9,072)
Net change in taxes	(26,456)
Accretion of discount	9,862
Changes in timing and other	239
Standardized measure at December 31, 2022	$ 210,067

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

Not applicable.

Item 9A.   **Controls and Procedures**

Based on an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), our Chief Executive Officer and Controller have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022, that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of Biglari Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

We are in the process of evaluating the existing controls and procedures of Abraxas Petroleum and integrating Abraxas Petroleum into our internal control over financial reporting. Abraxas Petroleum was acquired on September 14, 2022, and its financial statements constitute approximately 9.8% of total assets, 3.1% of revenues, and 2.5% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2022. In accordance with Securities and Exchange Commission guidance, we have excluded Abraxas Petroleum from management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Biglari Holdings Inc.
February 25, 2023

Item 9B.   **Other Information**

None.

Part III

Item 10.   **Directors, Executive Officers and Corporate Governance**

Item 11.   **Executive Compensation**

Item 12.   **Security Ownership of Certain Beneficial Owners and Management, and Related Stockholder Matters**

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

Item 14.   **Principal Accountant Fees and Services**

The information required by Part III Items 10, 11, 12, 13 and 14 will be contained in the Company's definitive proxy statement for its 2023 Annual Meeting of Shareholders, to be filed on or before April 20, 2023, and such information is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2023.

BIGLARI HOLDINGS INC.

By: /s/ BRUCE LEWIS
Bruce Lewis
Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on February 25, 2023.

Signature	Title
/s/ SARDAR BIGLARI **Sardar Biglari**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ BRUCE LEWIS **Bruce Lewis**	Controller (Principal Financial and Accounting Officer)
/s/ JOHN G. CARDWELL **John G. Cardwell**	Director
/s/ PHILIP COOLEY **Philip Cooley**	Director - Vice Chairman
/s/ KENNETH R. COOPER **Kenneth R. Cooper**	Director
/s/ RUTH J. PERSON **Ruth J. Person**	Director
/s/ EDMUND B. CAMPBELL, III **Edmund B. Campbell, III**	Director